Chief Financial Officer FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260901

May 26, 2009

Re:	Repsol YPF, S.A. Form 20-F for the year ended December 31, 2007 File No. 001-10220

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Dear Mr. Schwall:

Thank you for your letter dated April 13, 2009 in response to our letter dated March 27, 2009, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2007 (the “2007 Form 20-F”) of Repsol YPF, S.A. (“Repsol YPF”, also referred to in this letter as the “Company” and “we”).

We appreciate your understanding in affording us the time necessary to prepare our responses, which we set forth in Annex A hereto.  To facilitate the Staff’s review, we have reproduced the captions and comments from the Staff’s April 13, 2009 comment letter in bold text.

For reasons of business confidentiality, in a separate letter dated the date hereof, we request that the information in Schedule I not be disclosed in response to any request made under the Freedom of Information Act, 5 U.S.C.A. § 552 or otherwise.  Accordingly, pursuant to Rule 83 (17 C.F.R. 200.83) of the Rules of Practice of the Commission and in compliance with the procedures outlined in the Staff’s Current Issues and Rulemaking Projects, Quarterly Update, Division of Corporation Finance (June 30, 2001), a complete copy of this letter will be

Paseo de la Castellana, 278-280 28046 Madrid, Spain Tel + 34 917 531 494 Fax +34 902 555 076 framirez@repsol.com

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260902

provided only in paper form and not electronically as correspondence under the SEC’s EDGAR system.

We would like to express our appreciation for your cooperation in these matters, and we are available to discuss any of our responses with you at your convenience.  In that connection, please do not hesitate to contact the undersigned in Madrid at 011-34-91-753-1494 or fax: 011-34-90-255-5076; or Manuel Arranz or Javier Ares at 011-34-91-514-5000 of Deloitte, our external auditors, or our counsel, Michael J. Willisch of Davis Polk & Wardwell, at 011-34-91-768-9610 or fax: 011-34-91-768-9710.

Very truly yours,

/s/ Fernando Ramírez Mazarredo
Fernando Ramírez Mazarredo Chief Financial Officer

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260903

ANNEX A

Form 20-F for the Fiscal Year Ended December 31, 2007

Engineering Comments

Information on Repsol YPF, page 10

Oil and Gas Reserves, page 17

1.
In your March 27, 2009 letter, you listed six references to “Laws and implementing regulations” pertaining to royalty payments you make to foreign governments. Please furnish to us the relevant sections of these documents, translated into English.

In response to your request, attached as Exhibit A are the relevant sections of the laws and implementing regulations referred to in our prior letter, translated into English.

We reiterate to the Staff our belief that the royalty payment liabilities derived from the applicable laws and implementing regulations in each country have the same attributes as a financial obligation or production or severance tax rather than those of a royalty.  We also reiterate below the factors in which we primarily base this belief.  The inclusion of such factors, which are examined herein under the light of the applicable sections of the laws and implementing regulations, seeks to establish a linkage between the material you requested (which is attached to this letter) and the explanations provided in our prior letter:

•
The relevant laws and regulations refer to the payment obligation as a “financial obligation” or as a “tax obligation.”  See e.g., Argentina (in several provisions of Hydrocarbons Law No. 17319 and Decree 1671/1969); Trinidad & Tobago (in Section 11 of the Petroleum Act and Section 55 of the Petroleum Regulations); and Brazil (in the Brazilian Constitution, Law No. 9.478/97 and Decree No. 2.705/98). In Libya, the payment of royalties and corporate income tax is jointly and equally certified by the same Libyan authority (the Directorate General of Companies Accounting of General People’s Secretariat of Treasury) by means of a single receipt (titled the “Receipt of Tax Payment”).

•
In all six relevant countries (Argentina, Peru, Venezuela, Trinidad & Tobago, Brazil and Libya) Repsol YPF bears substantially all risks of ownership due to its responsibility for losses resulting from (i)

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260904

volumes being lost or destroyed or (ii) actual sale prices being lower than contractually or statutorily-determined prices, whether such prices are fixed price floors or are established by reference to market prices, as described below in our response to Comment 2.  In either case, Repsol YPF bears the economic cost of actual sale prices of volumes sold by it being lower than such contractually or statutorily-determined prices.

•
In Argentina, Peru, Trinidad & Tobago and Libya, Repsol YPF bears substantially all rewards of ownership.  In particular, if Repsol YPF is able to sell volumes at higher prices than those contractually or statutorily-determined, Repsol YPF is required to pay a royalty based only on such contractually or statutorily-determined prices and enjoys the economic gain of such higher prices.

•
Amounts related to royalties are included in revenues and may be deducted for income tax purposes under local law.  See e.g., Argentina (per Article 80 of Law No. 20628); Peru (where this payment liability “shall be considered as an expense” per Article 45 of Supreme Decree No. 042-2005-EM and may be deducted for purposes of the Income Tax per Article 14 of Supreme Decree No. 049-93-EM); Venezuela (where this payment liability may be deducted for purposes of the Income Tax per Article 27, numeral 16, of the Income Tax Law); Trinidad & Tobago (where this payment liability may be deducted for Supplemental Petroleum Tax purposes under Section 25A of the Petroleum Taxes Act and for Income Tax purposes under Section 6C of the Second Schedule of said Act); Brazil (where this payment liability may be considered as an expense for Income Tax purposes per Articles 249 and 290 of Decree 3.000/1999), and Libya (where royalties paid on crude oil exported are deducted for purposes of calculating taxable profits by virtue of Article 14.2(c) of the Petroleum Law No. 25/1955).

•
The right to payment lacks the attributes of a royalty property right (understood as the owner’s share of gross production, free of the costs of production), because (i) the right of ownership over all hydrocarbons extracted is unreservedly transferred to the concession holder, either explicitly, as in Peru (per Article 1 of the Rules Governing the Payment of Royalties and Fees under Oil Contracts) and Brazil (per Article 3.II and IV of Decree No. 2.705/98), or implicitly, as in Venezuela (where Repsol YPF is considered to own 100% of the amounts produced for purposes of the Windfall Tax, the Science & Technology Contribution and the Social Investment

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260905

Contribution, among others), or (ii) such right to payment lacks the continuance or permanence of a property right because it may be reduced or modified from time to time, as in Argentina (where the obligor may request that such liability be reduced when the amounts produced are not economically viable, per Article 3 of Decree 1.671/1969); Peru (where, per the First Final Disposition of Supreme Decree No. 049-93-EM, the Peruvian Government may reduce such liability when the amounts produced are not economically viable); Venezuela (where the National Executive may reduce such liability in case of lack of economic viability per Article 44 of the Organic Law of Hydrocarbons); and Brazil (where the Brazilian National Petroleum Agency may reduce such liability down to 5% at the obligor’s request per Article 12.1 of Decree No. 2705).

•	In all six relevant countries the royalty payable is calculated substantially based on the physical quantity of volumes produced, as in the case of an express tax on production.

We reiterate to the Staff that we have reviewed the SEC filings of other registrants in our industry and we believe that our reporting of reserves is in line with the practices followed by several foreign private issuers which are leading companies in our industry.  In particular, we exclude royalties due to others, whether payable in cash or in kind, where the royalty owner has a direct interest in the underlying production and the option and ability to make lifting and sales arrangements independently.

2.
Provide us detailed examples demonstrating the calculation steps and procedures you use in determining the royalty payments due to each different foreign government. Clearly indicate how any floors, ceilings or other price-fixing mechanisms operate. As part of your response, furnish to us, in English, examples of each of the types of contracts or other agreements or arrangements under which you calculate and pay royalties.

In response to your request, set forth below by country are examples of the calculation steps and procedures used in determining the royalties payable in each country (including any floors, ceilings or other price-fixing mechanisms which may be applicable).  Also attached as Exhibit B per the Staff’s request are examples of the relevant contract provisions under which we pay royalties in Libya, Peru and Trinidad & Tobago.  We pay cash royalties solely under the relevant laws and regulations (rather than pursuant to contracts and other agreements) in Argentina, Brazil and Venezuela.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260906

We supplementally advise the Staff that following further analysis of the relevant data we currently estimate that approximately 225 million barrels of oil equivalent included in Repsol YPF’s estimated net proved reserves as of December 31, 2007 relate to cash royalties owed to foreign governments, rather than the 233 million barrels of oil equivalent as of such date we previously advised the Staff.  Such revised figure is used throughout this letter.

Argentina

Repsol YPF estimates that, of the approximately 225 million barrels of oil equivalent included in Repsol YPF’s estimated net proved reserves as of December 31, 2007 relating to royalties owed to foreign governments, approximately 150 million of such barrels are located in Argentina.

Calculation of Royalties.  In Argentina, royalties in respect of a particular property are paid on a monthly basis to the Treasury Department of the province where the property is located, with each party participating in a concession relating to such property responsible for paying a royalty based on its percentage working interest in the concession.  The royalty percentage payable is established by law at 12%, payable in Argentine pesos, but may be reduced down to 5% based on various factors, such as the productivity of the property and the location of the wells.

With respect to all of our concessions in Argentina, the royalty payable is generally determined as follows.  To determine the amount of royalty payable in respect of a property for a particular month, the production of such property for such month, as measured at the wellhead after applicable deductions are made, is multiplied by the applicable royalty percentage.  The resulting amount is then multiplied by an adjusted price factor.  The adjusted price factor is based on the weighted average price for such month of volumes sold on the local market, exported and transferred without prices for other industrial uses (in respect of which a price is agreed with or assigned by the Argentine Secretariat of Energy and the relevant Argentine province, based on market values at the time of the transfer and the quality of the hydrocarbons) respectively, less fleet, storage, wastage, treatment and conditioning costs, measured in U.S. dollars, plus or minus (in the case of oil) an amount based on the quality of the volumes produced, as determined by the difference between the American Petroleum Institute (API) grade of the volumes produced and the API grade of volumes sold.  Such amount is then converted into Argentine pesos based on the prevailing U.S. dollar / peso exchange rate as of the 14th day of the month or, if such day is not a business day, the next prior business day, to determine the royalty amount payable.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260907

We supplementally advise the Staff that in January 2008 the Argentine Secretariat of Energy passed Disposition No. 1, which sets a minimum reference price for the calculation of royalties (US$42 per barrel) and does not permit downward adjustments of this price based upon the quality of volumes produced.

Below is an illustration of the royalty payable in respect of the Chihuido de la Sierra Negra oil field in Neuquén province in Argentina for the month of September 2007, which we believe is representative of our royalty arrangements in Argentina.  Repsol YPF has a 100% working interest in the related concession.  Calculations may not equate due to the rounding of certain numbers.

(I)	Production for the month (cubic meters):	82,853
(II)	Royalty (percentage):	12.00
(III)	Royalty (cubic meters) (I*II):	9,942
(IV)	Weighted average price (US$/cubic meter):	301.71
(V)	Other deductions (US$/cubic meter):	(5.52)
(VI)	Adjustment for API grade (US$/cubic meter):	1.67
(VII)	Adjusted price factor (US$/cubic meter) (IV+V+VI):	297.87
(VIII)	Royalty payable (US$) (III*VII):	2,961,523
(IX)	Exchange rate (pesos per US$):	3.157
(X)	Royalty payable (pesos) (VIII*IX):	9,349,520

Peru

Repsol YPF estimates that, of the approximately 225 million barrels of oil equivalent included in Repsol YPF’s estimated net proved reserves as of December 31, 2007 relating to royalties owed to foreign governments, approximately 38 million of such barrels are located in Peru.

Please see Schedule I.

Venezuela

Repsol YPF estimates that, of the approximately 225 million barrels of oil equivalent included in Repsol YPF’s estimated net proved reserves as of December 31, 2007 relating to royalties owed to foreign governments, approximately 23 million of such barrels relate to gas located in Venezuela.

Calculation of Royalties.  In Venezuela, royalties in respect of a particular property are paid on a monthly basis to the Venezuelan Ministry of Energy and Petroleum.  Repsol YPF operates in Venezuela through incorporated joint ventures (mixed-ownership companies) with Petróleos de Venezuela SA (PDVSA), the state oil company, which are responsible for paying royalties with respect to their respective licenses.  The royalty percentage payable is established

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260908

by law and is 20% in respect of non-associated natural gas and 30% in respect of associated natural gas, payable in Venezuelan bolivars.

With respect to all of the gas licenses held by such mixed companies in Venezuela, the royalty payable is generally determined as follows.  To determine the amount of royalty payable in respect of a property for a particular month, the production of such property for such month, as measured at the property after applicable deductions are made, is multiplied by a price fixed by the Venezuelan Ministry of Energy and Petroleum, to determine the production value.  The production value is then multiplied by the royalty percentage to determine the royalty amount payable.

Below is an illustration of the royalty payable in respect of the Quiriquire Profundo property (which produces non-associated natural gas) in Venezuela for the month of December 2007, which we believe is representative of our royalty arrangements in Venezuela.  Repsol YPF has a 60% working interest in the related concession.  Calculations may not equate due to the rounding of certain numbers.

(I)	Production for the month (cubic meters):	112,512,727
(II)	Price (VEB/cubic meter):	0.177222019
(III)	Production value (VEB) (I*II):	19,939,733
(IV)	Royalty percentage (percentage):	20.00
(V)	Royalty payable (VEB) (III*IV):	3,987,947

Trinidad & Tobago

Repsol YPF estimates that, of the approximately 225 million barrels of oil equivalent included in Repsol YPF’s estimated net proved reserves as of December 31, 2007 relating to royalties owed to foreign governments, approximately 9 million of such barrels are located in Trinidad & Tobago.

Please see Schedule I.

Brazil

Repsol YPF estimates that, of the approximately 225 million barrels of oil equivalent included in Repsol YPF’s estimated net proved reserves as of December 31, 2007 relating to royalties owed to foreign governments, approximately 3 million of such barrels are located in Brazil.

Calculation of Royalties.  In Brazil, royalties in respect of a particular property are paid on a monthly basis to the Brazilian Federal government, with each party participating in a concession relating to such property responsible for

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260909

paying a royalty based on its percentage working interest in the concession.  The royalty percentage payable is established by law at 10%, payable in Brazilian Reals, but may be reduced down to 5% based on various factors, such as production expectations and the geological risks present.

With respect to all of our concessions in Brazil, the royalty payable is generally determined as follows.  To determine the amount of royalty payable in respect of a property for a particular month, the production of such property for such month, as measured at a specific point agreed in the relevant concession, is multiplied by the applicable reference price, to determine the production value.

•
In the case of oil, the reference price is the greater of (i) the weighted average price of the sales made by the concessionaire of oil produced in such property in such month and (ii) a minimum price determined by the Brazilian National Petroleum Agency (Agência Nacional do Petróleo or “ANP”).  The minimum price acts as a price floor for purposes of determining the royalty payable.  As such, the concessionaires, including Repsol YPF, bear the risk that the price at which sales are made is lower than that established by the ANP.

•
In the case of gas, the reference price is determined by the ANP based on the weighted average price of gas under the various gas supply contracts signed by the concessionaire and purchasers of gas in the supply area, free of tax, less transport costs.  If the relevant information to determine such gas reference price is not delivered to the ANP, such Agency will establish the applicable gas reference price without reference to such weighted average price.  The reference price is further adjusted based on a factor derived from the difference between the heating value (British thermal units per cubic meter) of gas produced by such property compared with a standard level of heating value (British thermal units per cubic meter) of gas determined by the ANP.

In performing such calculations, any figure expressed in U.S. dollars is converted into Brazilian Reals based on the average U.S. dollar / Brazilian Real daily exchange rate during the relevant month, as determined by the Central Bank of Brazil, to determine the royalty amount payable.

Below is an illustration of the royalty payable in respect of the Albacora Leste field, which we believe is representative of our royalty arrangements in

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260910

Brazil, for the month of December 2007 based on information provided by Petrobras.  Petrobras has a 90% interest in the field and Repsol YPF has a 10% interest.  Calculations may not equate due to the rounding of certain numbers.

Oil:

(I)	Production for the month (cubic meters):	711,634
(II)	Weighted average price (Reals/cubic meter):	878.22
(III)	ANP reference price (Reals/cubic meter):	787.30
(IV)	Production value (Reals) (I*II):	624,971,211
(V)	Royalty (percentage):	10.00
(VI)	Royalty payable (Reals) (IV*V):	62,497,250

Gas:

(I)	Production for the month (cubic meters):	74,475,495
(II)	ANP reference price (Reals/cubic meter):	0.35605
(III)	Field BTU rating (Mega joules/cubic meter):	43.693
(IV)	Standard BTU rating (Mega joules/cubic meter):	39.3559
(V)	BTU factor (III/IV):	1.11
(VI)	Reference price (Reals/cubic meter) (II*V):	0.3953
(VII)	Production value (Reals) (I*VI):	29,439,227
(VIII)	Royalty (percentage):	10.00
(IX)	Royalty payable (Reals) (VII*VIII):	2,943,922

Libya

Repsol YPF estimates that, of the approximately 225 million barrels of oil equivalent included in Repsol YPF’s estimated net proved reserves as of December 31, 2007 relating to royalties owed to foreign governments, approximately 2 million of such barrels are located in Libya.

Please see Schedule I.

*           *           *

If the Staff does not share our view regarding this important disclosure point, we respectfully request a meeting with the Staff at your earliest convenience.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260911

Exhibit A

ARGENTINA

Hydrocarbons Law No. 17319

Section 6 - Taxes

Art. 59 - Every month the exploitation concession holder will pay the State twelve percent (12%) of its revenues from the liquid hydrocarbons extracted at the wellhead, by way of a royalty. The Executive Branch may reduce this royalty to five percent (5%) based on the productivity, conditions and location of the wells.

Art. 60 - The royalty must be paid in cash, unless ninety (90) days before the payment date the State expresses its wish to receive the tax in kind. This decision will apply for a minimum of six (6) months.

If the decision is made to receive payment in kind, the concession holder must, at no cost, store the liquid hydrocarbons that are to be delivered in payment of the royalty, for a maximum of thirty (30) days.

If by the end of this period the stored products have not been collected, the State will be understood to wish to receive the royalty in cash.

This storage obligation does not apply to gaseous hydrocarbons.

Art. 61 - Cash payment of the royalty will be calculated based on the price of the crude oil at the wellhead, which will be calculated monthly by the applicable authorities; per article 56(c)(I), freight costs for transporting the product to the place that has been chosen as the base for calculating its commercial value will be deducted from this price. If the authorities do not calculate the price, the most recent calculated price will be used.

Art. 62 – The production of natural gas will be taxed every month by way of a royalty, which will be equal to twelve percent (12%) of the price of the volumes extracted and actually used. The Executive Branch may reduce this figure to five percent (5%) based on the factors listed in article 59.

For the payment of this royalty, the price of the gas will be calculated using the method given in article 61 for crude oil.

Payment in kind of this royalty will only be possible if the concession holder can guarantee reasonable continuous handover.

Art. 63 - The royalty will not be charged on hydrocarbons that are used by the concession holder or permit holder for the purposes of conducting their exploration and exploitation activities.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260912

Art. 64 - The special benefits for the Nation that the concession holders have agreed to, pursuant to article 47, will be requested in the way and at the time applicable to each particular case.

Art. 65 - Any hydrocarbons that are lost due to fault or negligence of the concession holder will be included in the production levels for the purposes of calculating the royalty, without prejudice to any penalties that may also apply.

*           *           *

Decree No. 1671 Mining Royalties and Taxes – Exploitation of Hydrocarbon Reservoirs

Royalties - Rules for calculation and payment - Regulation of articles 59 and 62 of Law No. 17319

9 April 1969

Having regard to the need to regulate Law No. 17319 [XXVII-B, 1486] as regards the calculation and payment of royalties, and

Whereas the rules for calculating and paying the royalties owed by reservoir concession holders need to be adapted to the system established by hydrocarbon legislation;

Whereas this decree applies both to state companies and to concession holders governed by the law mentioned in the preamble;

Whereas the aim of these rules is to consolidate the relationship between the State and the passive subjects of the aforementioned tax obligation;

Whereas the provinces that collect the State’s share of the reservoir revenues will receive the amounts owing to them directly and within short deadlines;

Having regard to these recitals, to the proposals made by the Secretary of State for Energy and Mining, to the advice from the Minister for the Economy and Labour, and to the provisions of articles 97 and 98(b) of Law No. 17319,

The President of the Argentine Nation

Decrees:

Art. 1 - Payment of the royalties described in articles 59 and 62 of Law No. 17319 [XXVII-B, 1486] will be governed by the provisions of this decree.

CHAPTER 1 - Definitions

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260913

Art. 2 - For the purposes of this decree:

I - Liquid hydrocarbons means

(a) Crude oil: Hydrocarbons extracted from the subsoil that retain a liquid state at a pressure of 760 mmHg and a temperature of 15.6°C.

(b) Petrol: Hydrocarbons obtained from natural gas using separators, without any elaboration or treatment at special plants, which are stable at a temperature of 15.6°C and a pressure of 760 mmHg.

II - Natural gas means

Gaseous hydrocarbons extracted from the subsoil once the petrol has been separated that retain their gaseous state at a pressure of 760 mmHg and a temperature of 15.6°C.

III - Taxable output means

(a) For liquid hydrocarbons: The remainder after having deducted the following items from the total production volumes, pursuant to the regulations established by the applicable authorities:

1.	Any water and impurities contained in the extracted hydrocarbons;

2.	The volume that is justifiably needed to conduct exploration and exploitation activities at any of the areas in which the concession holder has been granted the rights governed by Law No. 17319;

3.
The volume of any losses that, as a result of an unforeseeable event or Force Majeure, duly verified and accepted by the applicable authorities, are incurred whilst the hydrocarbons are being extracted or transported to the measuring point.

(b) For natural gas: Volumes that the concession holder sells for use by third parties, or any other volumes used for activities that are not necessary for exploration or exploitation in any of the areas over which the concession holder owns the rights governed by Law No. 17319. If the reservoir has been declared by the applicable authorities as mainly gas-bearing, it will be understood that the concession holder will in effect use all of the natural gas extracted. The onus of proving that this gas has been used for its own uses or has been lost due to an unforeseeable event or Force Majeure, falls upon the concession holder.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260914

(c) The applicable authorities will determine what measuring systems will be used.

IV - Wellhead

For the purposes of calculating the royalty and determining the place in which the State may collect it without incurring any transport costs, Wellhead means the point of which the hydrocarbons from one or more wells characterised by similar production qualities and which make up an exploitation unit meet, and where measurements can be taken under the technical conditions determined by the applicable authorities.

V - Taxable output measuring point means

(a) For crude oil: The wellhead.

(b) For petrol: The separator outlet, provided that it is not mixed with crude oil.

(c) For natural gas: Wherever the volumes produced can be measured after extraction of the petrol.

The concession holder, in line with the measuring procedures established by the applicable authorities, will submit its proposed measuring points for the approval of the authorities. Said authorities will issue their approval if the proposed points meet the technical and practical conditions specified for taking effective measurements.

CHAPTER II - Payment of the royalty

Art. 3 - A 12% royalty will be paid on hydrocarbons. This will be calculated monthly based on the taxable output.

The concession holder may request a reduction in the royalty percentage applicable to each wellhead (articles 59 and 62 of Law No. 17319) if it can reliably prove that the output is not commercially viable due to the quantity and quality of the hydrocarbons extracted, the depth of the producing strata or the location of the wells. The applicable authorities will consider the request and propose the reduction to be applied to the Executive Branch.

Art. 4 - The concession holder will, in the form of a sworn declaration, calculate the royalty for each calendar month for each concession held, pursuant to applicable regulations. This calculation must be submitted to the applicable authorities within 30 days of the end of the month to which the calculation refers.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260915

For each wellhead, the quality of the hydrocarbons being declared will be taken as the weighted average quality of the monthly output based on the density of the liquid hydrocarbons or the calorific value of the natural gas.

Art. 5 - For the sole purposes of paying the royalty in cash or for calculating the value if paying in kind, concession holders will use the value determined by the applicable authorities pursuant to article 61 of Law No. 17319 as the wellhead value.

In order to determine this figure, simplified calculation methods are permitted and average figures may be used, whether regional or national, as applicable. When establishing the wellhead value and where deemed necessary, the applicable authorities may take into account factors such as the quality of the hydrocarbons, their processing, the value of the products derived from the oils, the location of the wellhead in relation to the places where the products are processed and sold and, if applicable, where the derivatives obtained from the oils produced at the wellheads are consumed and the cost of transport.

CHAPTER III - Cash payments

Art. 6 - Cash payments of the royalty must be made within the deadline set forth in article 49 of this decree. Proof of payment must be provided in the form of the payment receipt together with the corresponding sworn declaration.

Art. 7 - Any cash amount of the royalty that has not been paid within the deadline will, without the need for any notification, incur interest at the rate applied by the Banco de la Nación Argentina for general discount transactions.

CHAPTER IV - Payment in kind

Art. 8 - If the State wishes to receive payment of the royalty in kind, it will send express notification to the concession holder.

This notification must be sent taking into account the minimum notice period of 90 days, pursuant to the first paragraph of article 60 of Law No. 17319 and will contain:

(a) The date from which the royalty is to be received in kind and the term for which this decision will apply. An extension may be obtained by giving 90 days’ notice before the expiry of the initial period.

(b) The place at which, pursuant to article 12 of this decree, payment will be collected.

(c) The method of delivery, subject to the regulations established by the applicable authorities, taking into account the concession holder’s facilities.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260916

Art. 9 - The hydrocarbons provided as payment of the royalty must be of “commercial grade”, determined by current practice on the domestic market. The specifications for these hydrocarbons will be established by the applicable authorities, taking into account the following factors, among others:

1.	For liquid hydrocarbons: maximum water and impurity content;

2.	For natural gas: maximum levels of water, hydrogen sulphide, free sulphur, carbonic anhydride, air, nitrogen and impurities, as well as the pressure needed for injection into gas pipelines.

Art. 10 - The storage obligation, as set forth in the second paragraph of article 60 of Law No. 17319, will be understood to have been met if the concession holder is able to deliver the proportion of its monthly hydrocarbon output that corresponds to its royalty. The request for delivery of the royalty will be issued by the applicable authorities, giving a minimum of five days’ notice prior to the date on which full or partial collection of the royalty will take place.

The royalty must be kept available for the State from the date on which the sworn declaration described in article 49 of this decree is submitted and for 30 days thereafter as established by article 60 of Law No. 17319.

Art. 11 - If, at no fault of the concession holder or as a result of an unforeseeable event or Force Majeure, the applicable authorities do not collect all of the hydrocarbons that the concession holder is required to keep aside for payment of the royalty within the allotted deadline, the State will be understood to wish to receive payment of the non-collected royalty in cash. In this case, the concession holder will take back the allotted volumes and will apply the rules for cash payment of the royalty, paying the corresponding amount within the 30 following days.

Thereafter the concession holder will pay the royalty in the manner set forth in articles 6 and 79 of this decree. When the State wishes to once again receive payment in kind, the notification referred to in article 89 of this decree shall be issued with 90 days’ notice.

Art. 12 - The delivery point of the royalty will be the point at which the hydrocarbons are measured or at any other designated place, subject to agreement between the applicable authorities and the concession holder in relation to any necessary adjustments.

Art. 13 - If the quality of the liquid hydrocarbons that the concession holder delivers as payment in kind of the royalty differs from the average monthly quality that is declared pursuant to article 4 of this decree, a correction in kind

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260917

will be made based on a correction factor established by the applicable authorities due to the variation in quality.

Art. 14 - When receiving gaseous hydrocarbons as payment in kind of the royalty, the applicable authorities will consider the particular circumstances of each case and will agree the delivery conditions with the concession holder.

Art. 15 - Failure to comply with article 10 of this decree, in the form of an unheeded request from the applicable authorities which will be recorded in the relevant report, will mean the concession holder will be considered in default and the unpaid royalty will incur interest at the rate used by the Banco de la Nación Argentina for general discount transactions. The interest will be calculated on the wellhead value as established by the applicable authorities, without prejudice to the concession holder’s obligation as regards payment of the principal amount.

CHAPTER V - Audits and penalties

Art. 16 - The applicable authorities will, as often as they consider appropriate, obtain representative samples from the various hydrocarbons produced. These samples will be analysed in the presence of a representative of the concession holder, who will have a maximum of 5 days to provide any written disagreement with the results. In this case, a new analysis will be carried out within 15 days of when the complaint is submitted, the results of which will be full and final.

It is the responsibility of the applicable authorities to establish the rules governing the taking of samples and the analyses.

Art. 17 - If the concession holder does not provide the payment receipt, pursuant to article 6, does not provide the relevant sworn declaration or provides it outside the deadline or with omissions or errors, or does not comply with the other obligations arising from this decree, it will be liable, provided that there are no grounds for expiry, for payment of the penalties and fines established by articles 87 and 88 of Law No. 17319.

Art. 18 - If a concession holder does not submit the sworn declaration referred to in article 49 of this decree, or submits it with errors or omissions, the applicable authorities will, without prejudice to applying the relevant penalties and allowing the concession holder 10 days within which to present the relevant clarifications and evidence, determine at its own initiative the amount of unpaid royalty in the manner set forth in articles 75, 77 and 78 of Law No. 17319.

Once the corresponding amount has been calculated, the concession holder will be given a deadline of 10 days within which to pay or deliver it, otherwise matters shall proceed as set forth in article 84 of Law No. 17319.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260918

Art. 19 - Pursuant to article 80(b) of Law No. 17319, the applicable authorities will formally request that  the concession holder pays the royalty that is owed or, where applicable, makes the corresponding volumes available within 10 days from the date of notification, under penalty of expiry of its rights and without prejudice to any claims for the principal value of the royalty plus interest or any fines that may have been imposed.

CHAPTER VI - Share owing to the provinces

Art. 20 - When the State receives the royalty in cash, each province will receive its share of the amounts produced (article 12, Law No. 17319) by means of a direct payment to the provinces of the royalty amount calculated pursuant to article 4 of this decree, as received from the concession holders and state companies, with respect to their exploitation areas on behalf and to the order of the State, unless the applicable authorities declare otherwise.

When the State receives payment of the royalty in kind, it will agree with the relevant provinces the way in which they will receive their respective share. Payment must be made within 30 days following receipt of the royalty.

Art. 21 - For the purposes of paying the provinces their share of hydrocarbon amounts produced from reservoirs that lie within more than one province, the applicable authorities will agree with the provinces affected what percentage of the royalty corresponds to each of them.

CHAPTER VII - General provisions

Art. 22 - Units of measurement shall be expressed using the decimal metric system, except those which as a result of usage and practice have been expressly accepted in another format by the applicable authorities.

Art. 23 - The deadlines referred to in this decree refer to consecutive days.

Art. 24 - State companies (article 96 of Law No. 17319) will be governed by this decree in order to determine the cash amount of the royalty that they must pay, pursuant to article 93 of Law No. 19319.

Art. 25 - The provisions of this decree apply to exploration permit holders, although they shall not benefit from any percentage reduction (see article 39, point 2 of this decree). In all cases, permit holders must pay 15% of their taxable output.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260919

Art. 26 - This decree will be approved by the Minister for the Economy and Labour and by the Minister of the Interior, and signed by the Secretary of State for Energy and Mining.

Art. 27 - Let it be known and published - Onganía. - Krieger Vasena. - Borda. - Gotelli.

*           *           *

Secretariat of Energy

HYDROCARBONS

Resolution 155/92

Information that must be provided by exploitation concession holders who are required to pay a royalty on crude oil production volumes
Bs. As., 13/12/92

Having regard to the provisions of Law No. 17319 and subsequent Decrees, to SSC Resolutions No. 33 of 21 February 1991, No. 5 of 12 March 1991, No. 24 of 3 April 1991, and No. 29 and No. 30 of 21 August 1991, and to Laws No. 24145 and 24076, and

Whereas Law No 24145 for the Privatization of YPF Sociedad Anónima stipulates that a new hydrocarbons law be enacted and that, until it is approved, it will be necessary to promote solutions aimed at making the interests of the provinces compatible with those of the producers, thus preventing conflicts;

Whereas in light of requests from the provinces in whose territories hydrocarbons are being extracted as regards the form of payment of the royalty and the conduct of the concession-holding companies required to pay this royalty, current regulations need to be reviewed in order to bring them in line with the realities of the market in accordance with current substantive law;

Whereas there is a need to adjust the maximum deductions that are allowed in respect of expenses for making oil of a commercial grade and freight costs from the reservoir to points of sale, whether this be the refinery inlet or port of loading;

Whereas there is a need to prevent potential conflicts by defining concepts and encouraging better cost management on the part of the concession-holding companies;

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260920

Whereas based on the experience gained since the deregulation of the market we are able to reliably determine current prices for hydrocarbons in the various basins throughout the National Territory;

Whereas the deadline set forth in article 83 of Law No. 24076 for the complete deregulation of natural gas production has not yet passed, and so YPF Sociedad Anónima still retains a large share of the market;

Whereas Law No. 17319 and Decree No. 1757/90 grant jurisdiction in this matter to the Secretariat of Energy.

Therefore

The Secretariat of Energy

Resolves:

Article 1 - Exploitation concession holders who are required to pay the royalty must inform the Secretary for Energy, in the form of a Sworn Declaration, of the volumes of crude oil actually produced, whether sold with or without a fixed price, or which are intended for further industrial processing.

This information must be provided every month and submitted to the National Directorate of Fuels within the first ten (10) working days of the month immediately following the month to which the information refers.

Article 2 - The Sworn Declaration referred to in article 1 must detail the prices actually invoiced over the period in question, including sales on the domestic and external markets, reference values for any volumes sold without a fixed price for the purposes of further processing, freight costs from the producing reservoir’s tank yard to the commercial hand-over point, and any other expenses for making the oil of commercial grade.

This information will be used to calculate the Wellhead Value, expressed in United States Dollars per Cubic Metre.

The information listed in article 1 and in this article must be submitted using the form in Appendix I, which forms an integral part of this Resolution.

Article 3 - Exploitation concession holders who are required to pay the oil royalty described by article 59 of Law No. 17319 must pay the respective provincial states on the fifteenth (15th) day of each month, or the following working day. The amount to pay will be calculated based on the volumes produced in the immediately preceding month, regardless of whether they have been sold, using the vendor transfer exchange rate set by the Banco de la Nación Argentina for the working day immediately prior to the date of payment.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260921

Article 4 - The Under-Secretary for Fuels will send the information contained in the sworn declaration to all parties concerned. He may also ask the concession holders to provide any other information about their crude oil transactions that is deemed necessary in order to ensure the transparency of the price calculation process.

Article 5 - Exploitation concession holders that are required to pay the royalty must inform the Under-Secretary for Fuels, by means of a sworn declaration, of the final calculations per month, per province, per reservoir and per concession, subject to article 4 of Decree No. 1671/69.

In order to obtain the final royalty calculation, the volume to be considered shall be the taxable output from the month in question, and the Wellhead Value will be either the actual value as calculated, or the value decided by the Secretary for Energy pursuant to this resolution, weighted by volume sold.

In all cases, royalties will be paid on the volumes produced over the period in question. If no sales were made during a given period, a provisional royalty calculation will be made using an oil valuation based on the last sale price. Should no objections be made by the producing province within twenty (20) consecutive days from notification of this calculation, it will become full and final. Otherwise, the Wellhead Value will be determined by the Under-Secretary for Fuels.

The final calculation figures must be submitted to the National Directorate for Fuels using the form contained in Appendix II, which forms an integral part of this Resolution.

In all cases, every exploitation concession holder that is required to pay a royalty must, at the same time that it sends the sworn declaration relating to the final calculation (using the form in Appendix II) to the Applicable Authorities, send a certified copy of the declaration to the Ministries of the Economy or equivalent for each of the respective provinces.

Article 6 - The forms contained in Appendices I and II, which form an integral part of this Resolution and  must be used to submit the Sworn Declarations referred to in articles 2 and 5, are hereby approved.

Article 7 -  For the purposes of article 111 of Decree No. 1757/90, a discount of no greater than four percent (4%) of the reference price used to calculate the Wellhead Value will be allowed for taxable oil output until 31 March 1993.

For output between 1 April 1993 and 31 August 1993, the discount may not exceed three and a half percent (3.5%); thereafter, the maximum allowed discount will be three percent (3%).

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260922

The deduction authorised in this article applies exclusively to internal reservoir costs incurred in order to obtain oil of a commercial grade at the tank yard. By way of an exception and if there are proven grounds for doing so, companies required to pay the royalties may negotiate with the producing provinces for a change in the maximum deductible percentage for specific reservoirs. The Under-Secretary for Fuels must be informed of the new percentages and their period of validity within five (5) days.

Article 8 - Freight costs incurred by the concession holder for transporting its crude oil from the tank yard to the commercial hand-over point (port of loading or refinery inlet), calculated using the current and/or future tariffs established by the Applicable Authorities, may be deducted from the sale price including a reduction of up to a quarter of a percentage point (0.25%).

If the commercial grade taxable output is transported by oil pipeline from the reservoir’s tank yard to the main pipelines, the tariffs for these main pipelines will be used for the purposes of the freight cost deduction.

If the output is transported by other means, the procedure set forth in the final part of article 7 of this Resolution will apply.

Article 9 - If the creditor (province) does not feel that the figures submitted by the concession holder for the calculation of the royalty reflect actual market prices, it will have twenty (20) consecutive days from receipt of these figures within which to notify the concession holder of its justified comments. Within no more than ten (10) consecutive days from the date of notification, the concession holder must provide any relevant statements or proof in support of the declared figures.

If the statements or proof provided is not satisfactory, the province will refer the matter to the Secretariat of Energy for a resolution, expressly informing the concession holder of its disagreement.

If the Secretary for Energy finds that the concession holder has paid the incorrect amount to the province, it will determine the correct Wellhead Value, obtain payment and apply any applicable sanctions to the concession holder. If the Secretariat of Energy concludes that the concession holder has calculated the correct amount, the province may choose either to receive payment in kind or to continue receiving payment in the same way as before. If the province chooses to receive payment in kind, the procedure set forth by Decree No. 1671/69 as regards method and deadline will apply.

Article 10 - If, as a result of applying the previous article, the Secretariat of Energy is required to establish a Wellhead Value, this value will apply to the total

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260923

volumes for the month, and concession holders must adjust their royalty payment accordingly, in the manner required by the Secretary.

Article 11 -  If a crude oil exchange agreement has been signed, the royalty will be calculated as follows:

(a) Taxable output will be as described in article 1;

(b) The following elements will be used in order to determine the Wellhead Value:

•	The price actually invoiced for the volumes sold (revenue from the exchange);

•
The Exchange Ratio, defined as the ratio between the volume received through exchange and the volume produced at the reservoir. This should only take into account the qualities of the corresponding oils;

•	The product of the price actually paid and the Exchange Ratio will be used to determine the price applicable to the taxable output;

(c) Freight costs from the tank yard of the reservoir whose royalty is being calculated to the delivery point will be deducted, as will other costs for making the oil of commercial grade.

In the case of disputes between the creditor (province) and the company paying the royalties under an oil exchange contract, the provisions of article 9 will apply.

Article 12 - YPF Sociedad Anónima is hereby authorised to agree to the payment of royalties in kind with the provinces in whose territories the hydrocarbons are exploited, subject to the procedure set forth in Decree No. 1671.69.

Article 13 - Resolutions SSC No. 3/91, SSC No. 24/91 and SSC No. 30/91 are hereby repealed.

Article 14 - Companies required to pay a royalty and who have applied a discount greater than four percent (4%) in respect of the cost of making oil of commercial grade are hereby granted a deadline of sixty (60) consecutive days from the publication date of this Resolution within which to negotiate with the respective creditors (provinces) in relation to the amounts and payment methods for any differences relating to outstanding payments that arose after SSC Resolution No. 30 of 21 August 1991 came into force.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260924

After this deadline, at the request of the Province concerned, the Under-Secretary for Fuels may proceed to obtain payment of the corresponding amounts, requiring the companies in question to comply as soon as possible under penalty of legal action.

Article 15 - Article 1 of SSC Resolution No. 5 of 12 March 1991 is hereby replaced as follows:

 “ARTICLE 1: From 1 January 1993 and until deregulation of the market pursuant to article 83 of Law No. 24076, the Wellhead Value for natural gas, for the purposes of calculating the provincial royalty for gas sold by YPF Sociedad Anónima for any purpose, is hereby provisionally set at forty three pesos and three hundred and sixty three thousandths (43.363) per thousand cubic metres.

Article 16 - Article 2 of SSC Resolution No. 5 of 12 March 1991 is hereby replaced as follows:

 “ARTICLE 2: Other concession holders will calculate their natural gas royalties using a Wellhead Price that is the price actually invoiced, less any expenses incurred for making the product a commercial grade product and respective freight costs, if any.”

Article 17 - This Resolution will come into force on 1 January 1993.

Article 18 - Let it be known and published, sent to the National Offices of the Official Registry and filed - Carlos M. Bastos.

*           *           *

Secretariat of Energy

HYDROCARBONS

Resolution 188/93

Rules Governing the Payment of Royalties for Natural Gas and Petrol

Bs. As., 6/7/93

Having regard to File No. 650.444/93 from the Records of the Secretary for Energy, to Law No. 17319 and subsequent Decrees, to Resolution No. 5 of 12 March 1992 from the Under-Secretary for Fuels and to Resolution No. 155 of 23 December 1992 from the Secretary for Energy, and

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260925

Whereas there is a need to adjust the maximum deductions that are allowed in respect of expenses for making gas of a commercial grade and of freight costs from the reservoir to the delivery points on the trunk transport system for the purposes of calculating the appropriate royalty;

Whereas there is a need to prevent potential conflicts by defining concepts and encouraging better cost management on the part of the concession-holding companies;

Whereas the Secretariat of Energy has the powers to issue this resolution by virtue of Law No. 17319 and Decree No. 1757 of 5 July 1990;

Therefore

The Secretariat of Energy

Resolves:

Article 1 - For the purposes of this resolution governing the payment of royalties for natural gas and petrol, the definitions set forth in Article 2(1)(b) and Article 2(2) of Decree No. 1671 of 9 April 1969 will be used.

Article 2 - Exploitation concession holders who are required to pay the royalty must inform the Secretary for Energy, in the form of a Sworn Declaration, of the volumes of natural gas actually produced, for the purpose of being able to calculate their taxable output.

When calculating their output, the following items may be deducted from the volumes of natural gas actually produced:

(a) The volume of natural gas which is reasonably necessary to conduct the exploitation and/or exploration activities;

(b) The volume of any losses resulting from an unforeseeable event or force majeure, subject to verification and acceptance by the Applicable Authorities;

(c) Volumes that are re-injected into the reservoir formation.

Volumes of natural gas and petrol that are used to generate other forms of energy may not be deducted.

Article 3 - The Sworn Declaration referred to in Article 2 must detail the prices actually invoiced over the period in question, including sales to domestic and external markets, freight between the natural gas treatment point and the delivery point into the transport system, as well as any conditioning and compression expenses needed to make the product suitable for transport.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260926

This information will be used to calculate the Wellhead Value, expressed in United States Dollars per Cubic Metre. When calculating this value, the following expenses will be discounted:

(a) Compression costs:

I. When low pressure gas is produced, a discount of up to thirty percent (30%) may be applied to the actual sale price of the gas at the delivery point into the transport system.

II. When medium pressure gas is produced, a discount of up to fifteen percent (15%) may be applied to the actual sale price of the gas at the delivery point into the transport system.

III. When high pressure gas is produced, no discount will be applied to the actual sale price of the gas at the delivery point into the transport system.

(b) Gas compression costs may be increased by up to three percent (3%) in respect of internal reservoir costs incurred, including treatment and conditioning costs.

(c) Freight between the natural gas treatment point and the point at which the gas is delivered into the transport system. A fixed rate of twelve thousandths of a United States Dollar (US$ 0.012) per thousand cubic metres per kilometre (1000 m3/km) will be used.

This rate may be changed by the Applicable Authorities in line with any variations in regulated tariffs for the transport of natural gas along gas trunk pipelines.

Article 4 - The Sworn Declaration must be drawn up every month and submitted to the National Directorate for Fuels within the first fifteen (15) working days of the month immediately following the month to which the information refers. The information must be submitted using the form in Appendix I, which forms an integral part of this Resolution.

Article 5 - The Under-Secretary for Fuels will send the information contained in the Sworn Declaration to all parties concerned. He may also ask the concession holders to provide any other information about their transactions that is deemed necessary in order to ensure the transparency of the price calculation process.

Article 6 - Exploitation concession holders that are required to pay the royalty must inform the Under-Secretary for Fuels, by means of the Sworn Declaration, of the final calculations made per month, per province, per reservoir and per concession, subject to article 4 of Decree No. 1671/69.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260927

In order to obtain the final royalty calculation, the volume to be considered shall be the taxable output from the month in question, and the Wellhead Value will be either the actual value as calculated, or the value decided by the Secretary for Energy pursuant to this resolution, weighted by volume sold.

Should no objections be made by the producing province within twenty (20) consecutive days from notification of this calculation, this Wellhead Value will be taken as full and final. Otherwise, the Wellhead Value will be determined by the Under-Secretary for Fuels.

In all cases, every exploitation concession holder who is required to pay a royalty must, at the same time that it sends the Sworn Declaration to the Applicable Authorities, send a certified copy of the declaration to the Ministries of the Economy or equivalent for each of the respective provinces.

Article 7 - If the creditor (province) does not feel that the figures submitted by the concession holder for the calculation of the royalty reflect actual market prices, it will have twenty (20) consecutive days from receipt of these figures within which to notify the concession holder of its justified comments. Within no more than ten (10) consecutive days from the date of notification, the concession holder must provide any appropriate statements or proof in support of the declared figures. If the statements or proof provided is not satisfactory, the province will refer the matter to the Secretary for Energy for a resolution, expressly informing the concession holder of its disagreement.

If the Secretary for Energy finds that the concession holder has paid the incorrect amount to the province, it will determine the correct Wellhead Value, obtain payment and apply any applicable sanctions to the concession holder. If the Secretariat of Energy concludes that the concession holder has calculated the correct amount, the province may choose either to receive payment in kind or to continue receiving payment in the same way as before. If the province chooses to receive payment in kind, the procedure set forth by Decree No. 1671/69 as regards method and deadline will apply.

Article 8 - If, as a result of applying the previous article, the Secretariat of Energy is required to establish a Wellhead Value, this value will apply to the total volumes for the month, and concession holders must adjust their royalty payment accordingly, in the manner required by the Secretary.

Article 9 - Exploitation concession holders who are required to pay the hydrocarbon royalty described by article 59 of Law No. 17319 must pay the respective provincial states on the fifteenth (15th) day of each month, or the following working day. The amount to pay will be calculated based on the volumes produced in the immediately preceding month, regardless of whether

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260928

they have been sold, using the vendor transfer exchange rate set by the Banco de la Nación Argentina for the working day immediately prior to the date of payment.

Article 10 - Exploitation concession holders who are required to pay the royalty must inform the Secretary for Energy, in the form of a Sworn Declaration, of the volumes of petrol actually produced.

This information must be provided every month and submitted to the National Directorate for Fuels within the first fifteen (15) working days of the month immediately following the month to which the information refers.

Taxable output will be measured at the output of the primary separators.

Article 11 - If the petrol is mixed with crude oil, the wellhead value of the oil for the same period will be applied to the taxable volume.

Article 12 - If the petrol is sold directly, the royalty will be paid on the sale price, taking into account the deductions allowed by Resolution No. 155/92 from the Secretary for Energy.

Article 13 - Resolution No. 5 of 12 March 1991 from the Under-Secretary for Fuels and Articles 15 and 16 of Resolution No. 155 of 23 December 1992 from the Secretary for Energy are repealed.

Article 14 - This resolution will come into effect on 1 July 1993.

Article 15 - Let it be known and published, sent to the National Offices of the Official Registry and filed - Carlos M. Bastos

*           *           *

Resolution No. 435/2004

Exploration permit and exploitation concession holders who are required to pay a royalty must inform the respective Producing Province and the Secretariat of Energy, in the form of a Sworn Declaration, of the volumes actually produced  and their quality (API and contaminants), their taxable liquid hydrocarbon output and the total petrol extracted from the natural gas, providing accurate figures.

Bs. As., 10/5/2004

Having Regard to File No. 750-001186/97 from the Records of the former Ministry for Economy and Public Works and Services, to Law No. 17319, to

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260929

Decree No. 1671 of 9 April 1969, to Decree No. 546 of 6 August 2003 and to Resolution No. 155 of 23 December 1992 from the Secretariat of Energy, and

Whereas Resolution No. 155 of 23 December 1992 from the Secretariat of Energy governed aspects relating to the calculation and payment of taxes to Hydrocarbon Producing Provinces for the purposes of avoiding complaints made by the provinces as a result of constant legal discrepancies among the companies responsible for paying the taxes. This resolution was valid until Law No 17319 was approved and enacted, the writing of which was stipulated by article 5 of Law No. 24145 on the Federalisation of Hydrocarbons;

Whereas pursuant to the National Constitution which was revised in 1994 to grant Provinces ownership of their natural resources including hydrocarbons, Decree No. 546 of 6 August 2003 was passed, Article 8 of which states that exploration permits and exploitation and transportation concessions for hydrocarbons issued by the National Executive Branch for areas or reservoirs located within the Provinces will remain under the national jurisdiction until the law is passed in amendment of Law No. 17319;

Whereas until this happens, the Applicable Authorities under Law No. 17319 have the necessary powers for controlling the conduct of companies in all areas relating to the calculation and payment of hydrocarbon royalties throughout the National Territory;

Whereas complaints made by the Provinces in whose territories hydrocarbons are extracted, relating to the form of calculation of the taxes and the conduct of the companies responsible for paying these taxes, have meant that a new review of current legislation is required in order to attenuate the consequences of long-term conflicts and in order to avoid the appearance of new controversies in this matter;

Whereas in order resolve the situation posed by the Provinces, the Producing Provinces, grouped together within the OFEPHI (Federal Organisation of Hydrocarbon Producing States) and the Secretariat of Energy were asked to set up a working group, the meetings of which discussed the need to clarify the information presented by the concession holders with regard to: volumetric checks, crude oil quality, contaminants, measuring points, price verification, details of sales, procedure for complaints relating to price differences, determining the methods for requesting information, late payment interest, regulating discounts for treatment processes etc.;

Whereas neither Law No 17319 nor Decree No. 1671 of 9 April 1969 allow for the deduction of costs for making the oil a commercially acceptable grade;

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260930

Whereas when calculating the discount for providing commercial grade oil, Concession Holders have used the maximum allowed value of three percent (3%) without taking into account any variations in sale price and without having considered the relevance and justification of these discounts, all of which creates a requirement for new measures to be adopted in this area;

Whereas article 111 of Decree No. 1757 of 5 July 1990 must be interpreted whilst taking care not to grant it a meaning or scope that contradicts the patrimonial rights of the Provinces and the State, using the provisions of the various exploration permits and exploitation concessions as a basis for the interpretation;

Whereas the experience gained since the deregulation of the market has provided a certain degree of certainty over the prices for hydrocarbons in the various basins throughout the National Territory;

Whereas the prices on the domestic crude oil market are set in United States Dollars, bearing in mind the fact that this hydrocarbon is viewed as a commodity;

Whereas West Texas Intermediate crude oil is used as a benchmark for setting the price of crude oil on the domestic market, with discounts then applied based on quality;

Whereas considering the measures adopted by this resolution relating to discounts for making the crude oil a commercially acceptable grade, article 3(d) of the Secretariat of Energy’s Resolution No. 232 of 23 December 2002 should be repealed;

Whereas the case law of our courts is non-contentious insofar as there is no vested right to keep laws or regulations in force (Sentences 272:229) since the recognition of such a right could pose an insurmountable obstacle for the normal exercise of government activity (Sentences 258:322);

Whereas in this sense the differences that exist between the situations before and after the approval of a new law do not alter the guarantee of equality in the eyes of the Law, since otherwise any legislative change would imply ignorance of this guarantee, since there is no vested right to keep laws or regulations in force or to keep them unaltered (CS April 28  992.  L., C. M. I. c. D., C. A. and others, LA LEY, 1994B, 496);

Whereas considering the validity of Resolution No. 155 of 23 December 1992 from the Secretariat of Energy, there is a need to update its content by improving the current information system for the payment of royalties and introducing any changes needed to put an end to conflicts that to date have not received sufficient legal attention;

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260931

Whereas despite the efforts made in the form of the Secretariat of Energy’s Resolution No. 231 of 23 December 2002, an optimum method of establishing the exchange rate has not yet been found and therefore necessary measures need to be adopted;

Whereas the Directorate General for Legal Affairs of the Ministry for Economy and Production has acted according to the powers conferred upon it, pursuant to article 9 of Decree No. 1142 of 26 November 2003;

Whereas the undersigned party is authorised to dictate this resolution by virtue of article 97 of Law 17319 and within the framework of article 8 of Decree No. 546 of 6 August 2003;

Therefore,

The Secretariat of Energy

Decrees:

Article 1 - Exploration permit holders and exploitation concession holders who are required to pay a royalty must inform the respective Producing Province and the Secretariat of Energy, in the form of a Sworn Declaration, of the volumes and quality (API and contaminants) actually produced, and their taxable output of liquid hydrocarbons, distinguishing between crude oil, condensed oil and total petrol extracted from natural gas within the respective area. Measurements must be made using a reliable system with a margin of error no greater than one tenth of a percentage point (0.1%). Measurements must be made at the point of hand-over (as stated in the exploration permit or exploitation concession) to the carrier, distillery or land transport system, specifying the type of crude oil (Cañadón Seco, Escalante, Maria Inés, Medanito, Santa Cruz, Hydra, Tierra del Fuego, Mendoza, Formosa etc.), whether or not the hydrocarbons are being handed over as part of a sale, with or without a fixed price, whether there are liquid hydrocarbon exchange agreements or whether the products are destined for further treatment processes.

Art. 2 - The Sworn Declaration referred to in the previous article must be drawn up every month and submitted simultaneously to the relevant Province and the Secretariat of Energy, within the first ten (10) working days of the month immediately following the month to which the declaration refers, using the form contained in Appendix I which forms part of this resolution. The permit holder or concession holder may record provisional figures on the form, both as regards the volumes and prices and as regards the exchange rate. The corresponding deposits that are made should be recorded using the form in Appendix I “B”, and the form in Appendix I "C" should be used as the sworn declaration in support of monthly sales.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260932

If no sales are made within a given period, a provisional royalty payment will be made, valuing the hydrocarbons using the most recent price used to calculate and pay the royalty.

Art. 3 - When the permit or concession holder is sending all or part of its crude oil production for further industrial processing at its own plants or plants belonging to companies that it controls, is controlled by or is linked to by processing agreements (Crudo Transferido sin Precio (Crude Oil Transferred without Price), or DUPI - Sent for Further Industrial Processing), they must agree with the Province and the Secretariat of Energy, as applicable, the reference price to be used for the calculation and payment of the royalties.

If there is an economic connection between the permit or concession holder and the buyer, if a price is not established or the product is sent for further industrial processing and the permit or concession holder fails to comply with the requirement of the previous paragraph, the Producing Province and Secretariat of Energy, as applicable, will set the price for royalty purposes, using the current value of the product at the time it is sold or processed. The reference price must be representative of the quality of the crude oil. If there are no reference prices for the basin or area in question, the Producing Province and Secretariat of Energy may extrapolate the value of the crude oil from other basins, applying an appropriate correction factor in order to take into account the quality of the crude oil in question.

Art. 4 - The Sworn Declaration referred to in article 2 of this Resolution must include details of the prices actually invoiced, if any, for the sales that the reservoir declares for each period, distinguishing between:

(a) Sales to the domestic and foreign market;

(b) Reference values for any sales made at no fixed price, for the purposes of further industrial processing;

(c) Freight costs from the point at which the oil acquires its commercial grade to the point of commercial hand-over;

(d) Details of the sales made in said month, which must be provided using the “Soporte de Ventas” forms which are contained in Appendices I “C”, II “C” and III “C”, all of which form part of this resolution.

This information will be used to calculate the royalty.

Art. 5 – Exploitation concession holders and exploration permit holders who are required to pay the oil royalty referred to in Article 59 of Law 17319 will pay each Producing Province and/or the State, as applicable, before the fifteenth (15th)

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day of each month. The amount to pay will be calculated based on the volumes produced in the immediately preceding month, even if they have not been sold.

The vendor transfer exchange rate of the Banco de la Nación Argentina on the fourteenth (14th) day of the month in which the payment is made will be used.

The definitive exchange rate for the purposes of any adjustments will be the rate on the fourteenth (14th) day of the month. Should this fall on a non-working day, the rate from the immediately preceding working day will be used.

Art. 6 - Permit holders and concession holders who are required to pay the royalty must inform the respective Province and the Secretariat of Energy, by way of a Sworn Declaration, of the final monthly calculations per reservoir relating to their share of participation in each concession or permit and by type of liquid hydrocarbon.

The final calculation of the royalty, for each type of crude oil, will use the taxable output for the month in question and the Wellhead Value, taken either as the final value pursuant to article 4 of this resolution or the value that the Province or Secretariat of Energy, as applicable, is required to establish instead pursuant to articles 3, 4 and 11 of this resolution. The information described in this paragraph must be presented using the form contained in Appendix II of this Resolution, in accordance with the due date written in Appendix I for the month following the month to which the final calculation refers.

In addition to the Sworn Declaration mentioned in article 2 of this resolution, concession and permit holders must provide copies of their deposit slips or wire transfer slips in proof of payment of the royalty, using the forms provided in Appendices I “B”, II “B” and III “B”.

Art. 7 - The forms contained Appendices I, II and III of this resolution are hereby approved for the provisional, definitive and eventual sworn declaration of royalties. Likewise, Appendices I, II and III “B” are approved for the sworn declaration of deposits, and Appendices I, II and III “C” are approved for proof of sales.

Art. 8 - Any inter-jurisdictional freight costs for transporting the concession or permit holder’s commercial grade liquid hydrocarbons from the point at which they acquire their commercial grade (the reservoir’s tank yard) to the point of the commercial hand-over (port of loading or refinery inlet), calculated using the Secretariat of Energy's current and/or future tariffs, will be deducted from the sale price. If applicable, up to a quarter of a percentage point (0.25%) may be applied for leakage.

When the hydrocarbons are not transported by pipeline, the figures recorded in the transport calculations must be justified by means of monthly invoices and

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contracts. If within sixty (60) working days the Producing Province or Secretariat of Energy, as applicable, feels that the figures declared by the permit or concession holder do not reflect the actual market price, they may ask to see the breakdown of prices used to calculate the figures.

Until the Producing Province or Secretariat of Energy has determined what transport costs are to be deducted when calculating the royalty, the permit or concession holder will use its own provisional figures, until the applicable authorities have notified their decision.

Art. 9 - If the Producing Province or Secretariat of Energy, as applicable, believes that the sale price recorded by the permit or concession holder for the calculation of their royalty does not reflect the actual market price, they must notify their opinion along with their reasons.

Within no more than ten (10) days from the date of notification, the permit or concession holder must provide any appropriate statements or proof in support of the declared price. If no response is received from the permit or concession holder, or if the documents are not accepted, the Producing Province or Secretariat of Energy will then determine what wellhead value it feels is reasonable, which must be calculated using Appendices III, III “B” and III “C”.

Art. 10 - If as a result of applying the previous article, the Producing Province or the Secretariat of Energy is required to establish a Wellhead Value, this value will apply to the total taxable output for the month and the permit holders and concession holders must adjust their royalty payment accordingly, in the manner required by the respective jurisdiction.

Art. 11 - If liquid hydrocarbon exchange agreements have been signed, the hydrocarbon royalty will be calculated as follows:

(1) Taxable output will be as described in article 1 of this resolution;

(2) The following elements will be used in order to determine the Wellhead Value:

a.	The price actually invoiced for the volumes sold (revenue from the exchange);

b.
The Exchange Ratio, defined as the ratio between the volume received through exchange and the volume produced at the reservoir. This should only take into account the qualities of the corresponding oils;

c.	The product of the price actually paid and the Exchange Ratio will be used to determine the price applicable to the taxable output;

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d.	Freight costs from the point at which the oil acquires its commercial grade (the tank yard of the reservoir whose royalty is being calculated), to the delivery point.

If under a liquid hydrocarbon exchange agreement there is any disagreement between the Province and the company that is paying the royalty, the procedure defined in article 9 of this resolution will be followed.

Art. 12 - Pursuant to article 70 of Law No. 17319, the Producing Province and the Under-Secretary for Fuels that reports to the Secretariat of Energy will each have the power to ask permit and concession holders to provide any information and documents relating to their hydrocarbon output and commercial transactions that they feel is necessary to ensure the transparency of the process for determining the prices and in order to ensure the correct payment of royalties.

In response to such a request, permit and concession holders are required to send to the Producing Province or Secretariat of Energy, within the given deadlines, all reports, forms and contracts in their possession or in possession of the companies described in article 3 of this resolution, invoices, delivery notes and any other documents related to the calculation and payment of royalties.

Art. 13 - LATE PAYMENT INTEREST. Any payment made by a permit or concession holder that is made after the allowed deadlines will incur interest at the rate set forth in article 7 of Decree No. 1671 of 9 April 1969. If the payment is made more than thirty (30) consecutive days after the deadline stated in this resolution, the debtor must also pay penalty interest at the rate of two and a half (2.5) times the rate set forth in article 7 of Decree No. 1671 of 9 April 1969. If this interest rate has not been published by the Banco de la Nación Argentina, the LIBOR rate plus eight (8) percentage points will be used as a temporary measure instead. The resulting figure will be converted to pesos using the exchange rate from the day prior to the actual payment date.

Art. 14 - Discounts for treatment costs will only be allowed for those permit or concession holders who have been authorised to apply them, as stated in the permit or concession.

In this case, the maximum discount that permit and concession holders may apply may not exceed one percent (1%), and at the request of the Province or Secretariat of Energy the permit or concession holder must provide proof of the discounted expenses.

Any concession or permit holders that feel that the discount allowed by the previous paragraph is not sufficient to cover the expenses actually incurred at their reservoir may ask the Province or Secretariat of Energy, as applicable, to

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review the percentage, providing all relevant documents and analyses in support of the percentage increase request.

Until the Province or Secretariat of Energy, as applicable, have agreed to or authorised a higher percentage, the percentage stated in the second paragraph of this article shall apply.

Art. 15 - Failure to provide information on royalty calculations is punishable by the fine stated in article 87 of Law No. 17319. Repeat offences of this nature are punishable by the penalty stated in article 80(d) of Law No. 17319.

Failure to provide information will allow the Producing Province or Secretariat of Energy, as applicable, to supplement the missing information with information obtained from its own resources, and automatically collect the corresponding payments.

Art. 16 - This resolution applies to:

(a) Companies that hold exploitation concessions;

(b) Companies that hold exploration permits, subject to the provisions of article 21 of Law no. 17319; It will apply to all valid exploration permits and exploitation concessions within the National Territory, regardless of the jurisdiction that granted the permit or concession.

Art. 17 - In accordance with this resolution, Producing Provinces may:

(a) Attribute responsibility for a breach and propose the type and size of penalty to be applied to the Secretariat of Energy;

(b) Request any type of information in relation to article 15 of this resolution, and any related articles;

(c) Demand calculation or re-calculation of incorrectly calculated royalties;

(d) Obtain payment of the royalties by the appropriate method, amongst others.

Debts that are calculated or re-calculated by the Provinces may be appealed to the Secretariat of Energy, but the claim that is made will not in any case suspend the obligation to pay, nor will it prevent the Province from seeking payment through the courts.

Art. 18- Article 3(d) of the Secretariat of Energy’s Resolution No. 232 of 23 December 2002 is hereby repealed.

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Art. 19 - Let it be known and published, sent to the National Offices of the Official Registry and filed - Daniel Cameron

*           *           *

Under-Secretary for Fuel

Exportation of Hydrocarbons

Provision number 1/2008

Resolution number 394/2007 of the Ministry of Economy and Production. Special regimen applicable to the price of oil for the payment of hydrocarbon royalties to the provinces.

Bs. As., 9/1/2008

Having regard to file number S01: 0001480/2008 of the Register of the MINISTRY OF FEDERAL PLANNING, PUBLIC INVESTMENT AND SERVICES and Resolution number  394 of 15 November 2007 from the Ministry of the economy and production, and

Whereas, in accordance with the Proceeding referring to item 2 of the aforementioned file, on 21 November 2007, a meeting was held between the SECRETARY of internal commerce, Guillermo MORENO and the CHAIRMAN of the Federal organisation of hydrocarbon producing states (OFEPHI), Julio COBOS, with the aim of analysing the scope of Resolution N° 394 of 15 November 2007 of the Ministry of economy and production, with a number of conclusions being reached with respect to the regimen applicable to the price of oil for the payment of hydrocarbon royalties to the provinces.

Whereas, furthermore, the aforementioned proceeding established that the producing provinces may receive payment of royalties in kind, and as such, the SECRETARY of internal commerce dependent on the Ministry of the economy and production, has committed to make every effort to manage the agreements required between the provinces and the sector in question, with the aim of monetarising the received royalties.

Whereas said proceeding was signed by the Head of the Cabinet of Ministers, Dr Alberto FERNANDEZ, having given his agreement.

Whereas the National executive POWER has undertaken, by means of the aforementioned proceeding, to take the measures required to regulate the guidelines specified in the proceeding in the necessary manner.

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Whereas it is within the power of the under-secretary for fuel, dependent on the secretaryship for energy of the Ministry of Federal planning, public investment and services to dictate the provisions to enable the promotion and supervision of the rational exploitation of hydrocarbon resources.

Whereas the directorate general for legal affairs, dependent on the legal undersecretaryship of the Ministry of Federal planning, public investment and services has intervened within the realms of its competence.

Whereas this provision has been drafted in accordance with the powers issued by Decree number 1142 of 26 November 2003.

Accordingly, the under-secretary for fuel decrees:

Article 1 — The cut-off value for crude oils or bituminous mineral oil established in Appendix I of Resolution number 394 of 15 November 2007 of the Ministry of economy and production, equivalent to FORTY-TWO U.S. DOLLARS A BARREL (US$42 Bbl), is considered to be the base price for the application to which adjustments for positive quality must be applied, for the purpose of calculating the payment of hydrocarbon royalties.

Article 2 — When the international price of crude oil exceeds NINETY-FIVE U.S. DOLLARS per barrel (US$95 Bbl) and the crude oil is destined for internal consumption, the possibility of compensating the corresponding provincial treasury will be analysed.

Article 3 — By virtue of the provisions of the proceeding dated 21 November 2007, which as an authenticated copy appendix forms an integral part of this provision, producing provinces receive payment of royalties in kind, and as such the Minister of internal commerce, dependent on the Ministry of economy and production, has committed to making every effort to manage the agreements required between the provinces and the sector in question, with the aim of monetarising the received royalties.

Article 4 — This provision will enter into force on the day after its publication.

Article 5 — Let it be known, published, submitted to the National Directorate of Official Records and filed. — Alejandro Rodríguez

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PERU

Organic Hydrocarbons Law (Supreme Decree No. 042-2005-EM)

Article 45.- The Contractors shall pay a royalty for each Licensing Contract based on the Fiscalized Hydrocarbon Production produced from said Contract area.  In this case, the Contractor shall pay the royalty to the Government in cash, according with valuation and payment mechanisms to be established in each Contract, taking into account that the liquid hydrocarbon shall be valued on the basis of international prices and natural gas, on the basis of sale prices in the national and exportation market, as the case may be.  The royalty shall be considered as an expense.

*           *           *

Rules Governing the Payment of Royalties and Fees under Oil Contracts (Supreme Decree No. 049-93-EM)

THE PRESIDENT OF THE REPUBLIC

Whereas Article 47 of Law No. 26221 (Organic Law on Hydrocarbons), enacted on 19 August 1993 and published on the following day, provides for a Supreme Decree approved by the Ministers for the Economy & Finance and Energy & Mines which will set forth the rules that govern the application of royalties and fees using a variable scale based on technical and economic factors which will be used to determine the royalty and fees to be applied throughout the national territory;

Whereas the aforementioned article 47 also states that the correct percentage of royalties and fees must be applied to every contract;

By the powers conferred upon him by article 211(11) of the Political Constitution of Peru,

Decrees:

Article 1 - That the Royalty and Fees Regulation, which contains four (4) Sections, fifteen (15) articles and five (5) final provisions and forms an integral part of this Supreme Decree, is hereby approved.

Article 2 - This Supreme Decree may only be repealed, amended or interpreted by another Supreme Decree that expressly refers to this piece of legislation.

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Article 3 - This Supreme Decree will be approved by the Ministers for the Economy & Finance and for Energy & Mines, and will come into force on the day after its publication in the Official Bulletin El Peruano.

Issued in the Presidential Palace, in Lima, on the twelfth day of November in the year nineteen ninety three

ALBERTO FUJIMORI FUJIMORI.

Constitutional President of the Republic

JORGE CAMET DICKMANN.

Minister for the Economy and Finance

DANIEL HOKAMA TOKASHIKI.

Minister for Energy and Mines

Rules Governing the Payment of Royalties and Fees under Oil Contracts

SECTION I - DEFINITIONS AND GENERAL CONSIDERATIONS

CHAPTER I - DEFINITIONS

Article 1. For the purposes of this Regulation,

a. Licence Contract

Means a contract signed between Perupetro S.A. and a Contract Holder whereby the Contract Holder is granted authorisation to conduct Hydrocarbon exploration and exploitation or exploitation activities within a given Contractual Area. Under this type of contract, Perupetro S.A. grants the Contract Holder the right of ownership over the Hydrocarbons that are extracted, and the Contract Holder must pay a cash Royalty to the State.

b. Service Contract

Means a contract signed between Perupetro S.A. and a Contract Holder whereby the Contract Holder is granted the right to conduct Hydrocarbon exploration and exploitation or exploitation activities within a given Contractual Area. The Contract Holder receives a Fee based on its Audited Hydrocarbon Output.

c. Audited Hydrocarbon Output

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Means the Hydrocarbons produced at an Audit Point, from within a given Contractual Area, and measured under the terms and conditions set forth in each Contract.

CHAPTER II - GENERAL CONSIDERATIONS

Article 2. The Audited Hydrocarbon Output, for both Licence and Service Contracts, will be determined at one or more Audit Points as agreed by the Parties in each Contract.

Article 3. The Royalty is calculated as a percentage of the value of the Audited Hydrocarbon Output.

The value of the Audited Hydrocarbon Output will be based on the international price of a basket of Hydrocarbons, as agreed by the Parties in each Contract. This basket will reflect the international price of the Audited Hydrocarbon Output that is being valued. The benchmark price will be the figure published in Platt’s Oilgram Price Report, or other sources recognised by the oil industry, adjusted in the manner agreed by the parties based on factors such as quality, transport or other, in relation to the Audit Point for the Output.

The corresponding percentage will be calculated using the method set forth in Section II of this Regulation.

Article 4. In Service Contracts, the Contract Holder is responsible for transporting the Hydrocarbons it produces from the Contractual Area to the location agreed by both parties.

SECTION II - CALCULATING THE ROYALTY AND FEES

CHAPTER I - METHOD

Article 5. The following methods will be used to calculate the Royalty and Fees payable under each Contract.

a) Factor “R” method: Factor “R” has been created in order to compensate any possible variations in the estimates for production, investment, operating costs, uncertainty as regards the price of hydrocarbons on the international market, growth in the domestic natural gas market and the prospects for natural gas on the international market

Factor “R” is calculated using the following formula:

X
R = ———
Y

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Where:

X: Cumulative income

Y: Cumulative expenditure

Cumulative Income is the value of the Audited Hydrocarbon Output produced by the Contract Holder under a Licence Contract (or a Service Contract with payment of Fees in kind) for a given month, plus the Cumulative Income from the preceding month.

For Service Contracts with payment of Fees in kind, Cumulative Income is the Fee for each month plus the cumulative income from the preceding month.

Other income will be described in the Accounting Procedure for each Contract.

The occasion for recording this value, as well the frequency of the Factor “R” calculation and its application, will be set forth in the Contract and its respective Accounting Procedure.

Cumulative Expenditure means the investments and expenses actually incurred during the month in question, plus cumulative expenditure from the preceding month. Accounting standards and practices currently used in the country will apply, with the exception of the following items which will not be included in the calculation of Factor “R”:

•	Investments and expenses for pipelines beyond the Audit Point.

•	Income tax.

•	Depreciation and amortisation.

•	Financial charges in general.

•	Amounts paid due to breaches of Contract or tax obligations.

•	Other investments and expenses not related to the Contractual activities, details of which will be included in the Accounting Procedure of each Contract.

The income and expenditure to be taken into account for the calculation is that received/incurred after the Contract Subscription Date, which should be recorded in dollars.

b) Cumulative Output per Reservoir with Price Adjustment method:  The Royalty and Fees will be calculated for each reservoir based on the cumulative

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output of each one. The amount of the Royalty and Fees will be subject to a price adjustment based on the average weighted price per barrel, which is based on the output from the reservoir in question and calculated using the following formula:

F = 1 - (P1 - Pb)*K2

Where:

F = Correction factor to apply to the basic Royalty or Fee percentage and which is used to calculate the Royalty and Fees for a given average weighted price.

P1 = Cumulative Average Weighted Price per barrel

Pb = Basic Price calculated for the basic Royalty and Fee percentages

K2 = Constant that determines the grade of variation in the basic Royalty and Fee percentages, with respect to prices higher and lower than the basic price.

Contracts may provide for different grades of variation for different brackets that are higher or lower than the established basic price.

a) Production Scales Method: This will be applied based on the Audited Hydrocarbon Output for a given Contractual Area, using the levels and percentages set forth in article 3 of this Supreme Decree.

b) Economic Result (RRE) Method: This will be applied using the following formula:

RRE = Fixed Royalty + Variable Royalty

Variable Royalty %t = ((Xt-1 - Yt-1) / Xt-1)*(1-(1/(1+(Factor Rt-1 - Factor R Base)))) * 100

Where:

X: Cumulative income

Y: Cumulative expenditure

Xt-1: Income, according to information for the 12-month period prior to the moment at which the “Variable Royalty %t” is being calculated.

Yt-1: Expenditure, according to information for the 12-month period prior to the moment at which the “Variable Royalty %t” is being calculated.

Factor R: X/Y

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Factor Rt-1 = Factor R, calculated using cumulative income and expenditure, including Xt-1 and Yt-1.

Cumulative Income is the value of the Contract Holder’s Audited Hydrocarbon Output under a Licence Contract, cumulated up to the time that the Factor R is being calculated.

Other income will be described in the Accounting Procedure for each Contract.

The occasion for recording this value and the application of other incomes, will be set forth in the Contract and its respective Accounting Procedure.

Cumulative Expenditure will comprise investments and expenses actually incurred up to the point when Factor R is being calculated. Accounting standards and practices currently used in the country will apply, with the exception of the following items which will not be included in the calculation of Factor Rt-1:

•	Investments and expenses for pipelines beyond the Audit Point,

•	Income tax,

•	Depreciation and amortisation,

•	Financial charges in general,

•	Amounts paid due to breaches of Contract or tax obligations,

•	Other investments and expenses not related to the Contractual activities, details of which will be included in the Accounting Procedure of each Contract.

The income and expenditure to be taken into account for the calculation is that received/incurred after the Contract Subscription Date, which should be recorded in United States dollars.

The Fixed Royalty and the Factor “R” Base are set forth in article 4 of this Supreme Decree. (*)

 (*) Methods added by Article 1 of Supreme Decree No. 017-2003-EM, published on 29 May 2003.

CHAPTER II - CALCULATING THE ROYALTY UNDER LICENCE CONTRACTS

Article 6. For Exploration and Exploitation Contracts using the Factor “R” method, the following minimum percentages will apply for the Royalty:

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Factor “R”	Minimum Royalty Percentage (%)
0.0 ≤ R < 1.0	15
1.0 ≤ R < 1.5	20
1.5 ≤ R < 2.0	25
R > 2.0	35

The exact percentages will be negotiated and set forth in each Contract.

Article 7. For Exploration and Exploitation Contracts using the Cumulative Output per Reservoir with Price Adjustment method, the minimum Royalty percentages must give equivalent economic results to those that would be obtained by applying the Factor R method, pursuant to article 6.

Article 8. For Exploitation Contracts, the Royalty percentages will be determined when required.

CHAPTER III - CALCULATING FEES UNDER SERVICE CONTRACTS

Article 9. Fees under Service Contracts will be paid:

c) In cash, expressed in dollars per unit of hydrocarbons (US$/B1 or US$/MPC), as a percentage (%) of the price of a basket of hydrocarbons as set out in the Contract.

d) In kind, as a percentage (%) of the Audited Hydrocarbon Output.

Article 10. For Exploration and Exploitation Contracts using the Factor “R” method, the following maximum percentages will apply for the Fees:

Factor “R”	Maximum Fee Percentage (%)
0.0 ≤ R < 1.0	83
1.0 ≤ R < 1.5	79
1.5 ≤ R < 2.0	76
R ≥ 2.0	66

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The exact percentages will be negotiated and set forth in each Contract.

Article 11. For Exploration and Exploitation Contracts using the Cumulative Output per Reservoir with Price Adjustment method, the maximum Fee percentages must give equivalent economic results to those that would be obtained by applying the Factor R method, pursuant to article 10.

Article 12. For Exploitation Contracts, the Fee percentages will be determined as required.

SECTION III - PROCEDURE FOR PAYMENT OF THE ROYALTY AND FEES

Article 13. The Royalty shall be calculated for every fortnight of a given month. Payment must be made by no later than the second working day after the end of the fortnight in question.

Article 14. For payment of the Royalty, Perupetro S.A. will provide the Contract Holder with the relevant documents. Other conditions relating to payment of the Royalty will be set forth in the respective Licence Contract.

Following payment of the Royalty, Perupetro S.A. will provide the corresponding certificate for the Contract Holder, for the purposes of the deductions that the Contract Holder needs to make when calculating its Income Tax.

Article 15. The conditions and deadlines for payment of the Fees to the Contract Holder will be set forth in the respective Contracts.

SECTION IV - FINAL PROVISIONS

One. If there is a lack of infrastructure for transporting the Hydrocarbons, or in cases when Perupetro S.A. has agreed to non-conventional activities, the minimum Royalty percentages set forth in Article 6 and the maximum Fee percentages set forth in Article 10 of this Regulation will not apply to the Hydrocarbon Contract. Instead, different percentages may be established by a Supreme Decree.

 “When dealing with hydrocarbon exploitation activities in areas with reduced production or clearly in decline and which, in the opinion of Perupetro S.A. require new and considerable investment to increase output, the fee or royalty may be reduced based on the increase in output that is obtained.” (1)(2)

 (1) Paragraph added by Article 1 of Supreme Decree No. 021-2001-EM published on 25 May 2001.

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 (2) Supreme Decree No. 021-2001-EM was subsequently repealed by the Single Final Provision of Law No. 28109 published in 23 November 2003.

Two. Contracts that are in force on the date of publication of this Regulation will continue to use the methods specified in said contracts for calculating fees.

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VENEZUELA

Gaseous Hydrocarbon Organic Law (Decree No. 310, September 12, 1999)

Official Gazette No. 36.793, September 23, 1999

CHAPTER  VIII

ROYALTY AND TAX REGULATION

Article 34.- The State shall have the right to twenty per cent (20%) participation as royalty from any volume of gaseous hydrocarbon extracted from any reservoir which has not been re-injected.

First Paragraph.- The National Executive may demand the royalty, by means of the Ministry of Energy and Energy and Mines totally or partially in kind or in money. If not expressly specified, it shall be understood as complete and in cash.

Second Paragraph.-  When the National Executive, by means of the Ministry of Energy and Mines, decides to receive the royalty in Kind, it may use the purposes of transportation and storage, the services of the exploitation company, which shall render this service to the place indicated by the National Executive, who in turn shall pay the price agreed upon for such service.

Third Paragraph.- When the National Executive decides to receive the royalty in money, the exploiter shall pay the price of the corresponding gaseous hydrocarbon volumes, calculated at market price in the production field.

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Organic Law of Hydrocarbons (Decree No. 1.510, November 2, 2001)

Official Gazette No. 37.323, November 13th, 2001

CHAPTER  VI

SECTION I – ROYALTY AND TAX REGIME

Article 44. -  The  State is entitled to a thirty per cent (30%) participation, in the form of a royalty, of the volumes of hydrocarbons extracted from any reservoir.

If proven to the satisfaction of the National Executive that a mature reservoir or an extra-heavy oil reservoir from the Orinoco Belt cannot be economically produced with the thirty per cent (30%) royalty set forth in this Decree-Law, such

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260949

royalty may be reduced up to twenty per cent (20%) to make the production economically feasible, and the National Executive is likewise empowered to increase such royalty, fully or partially, to bring it again to thirty per cent (30%) when proven that the production of the reservoir is economically feasible with such increase.

If proven to the satisfaction of the National Executive that projects for bitumen blends from the Orinoco Oil Belt are not economically feasible with the thirty per cent (30%) royalty set forth in this Decree-Law, such royalty may be reduced up to sixteen and two thirds per cent (16 2/3%)  for the production of such  projects  to be economically feasible, and the National Executive is likewise empowered to increase such royalty, full or partially, to bring it again to thirty per cent (30%) when proven that project profitability may be maintained with such increase.

Article 45. -  The  royalty may be requested by the National Executive in kind or in cash, fully or partially, unless otherwise requested, it shall be understood that the National  Executive has chosen to receive the royalty in full and in cash.

Article 46. -  When the National Executive decides to receive the royalty in kind, it may use, for transportation and storage purposes, the services of the producing company, which shall render the services up to the location indicated by the National Executive, who shall pay the price agreed upon for such services.

Article 47. -  When the National Executive decides to receive the royalty in cash, the producer shall pay the price for the corresponding volumes of hydrocarbons, measured at the production field and at market value, or at the agreed value; or if not such values exist, at an assigned fiscal value set by the tax authority. For this purpose, the Ministry of Energy and Mines shall issue a payment form, which shall be paid to the National Treasury within five (5) working days after being received.

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TRINIDAD &TOBAGO:

Petroleum Act No. 46 of 1969

Chapter 62:01

Section 11 - Without prejudice to any other terms and conditions upon which a license may be granted by the Minister, the financial obligations to which licensees are to be committed by the terms of licenses shall include—

(a)           royalties in respect of any petroleum won and saved;

(b)           minimum payment in respect of the exclusive right to explore for and produce petroleum from the licensed area;

(c)           petroleum impost as a levy intended to cover the expenses of the public administration of the petroleum industry;

(d)           the payment of surface rent in respect of the lease of any part of the licensed area which the licensee may require for exclusive occupation;

(e)           the payment, in accordance with any law, of—

(i)           import duties;

(ii)           other payments, including income tax, corporation tax, excise duties, charges and fees for services rendered and fees of general application,

as may be appropriate to the license.

[…]

PART III

MISCELLANEOUS AND GENERAL

Section 29 - The President may make any such Regulations as he considers necessary or expedient for carrying out the purposes of this Act, and in particular—

(a)           for determining the types of licenses and the procedure for issuing those licenses;

(b)           for fixing the fees chargeable in respect of licenses and the amount to be deposited by the licensee as a guarantee of due performance;

(c)           for laying down the conditions to be observed by licensees;

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(d)           for regulating the assignment or transfer of licenses;

(e)           for licensing the transport, discharging and landing of petroleum and petroleum products by aircraft, vessels, other vehicles and pipelines;

(f)           for regulating and licensing the construction and operation of warehouses and tanks for the storage of petroleum and petroleum products;

(g)           for prescribing the manner in which tests and measurements may be applied to petroleum and petroleum products for any purposes;

(h)           for ordering safety measures to be adopted, including measures for the prevention and extinction of fires, avoidance of accidents, and protection of premises adjacent to the sites of authorized operations;

(i)           for fixing petroleum conservation rules;

(j)           for the prevention of pollution of land, water or air and for compensation therefore;

(k)           for prescribing standards with respect to the erection of installations required for the purpose of carrying out petroleum operations;

(l)           for determining the manner in which inspection on behalf of the Government shall be made of petroleum operations;

(m)            for ensuring that a Register of all licenses issued and any orders, judgments or awards relating thereto, is maintained in the appropriate Department or Departments;

(n)           for fixing the royalty, minimum payment, surface rents and petroleum impost;

(na)           for regulating the conditions to be observed by contractors and agents of licensees;

(o)           for the making of Rules and Orders by the Minister respecting matters not otherwise provided for by this Act or the Regulations; and

(p)           for prescribing anything by this Act required to be prescribed (other than things required to be prescribed by the Minister).

Regulations may provide for the grant of licenses to persons for engaging in one or more of the petroleum operations either as general contractors or as agents. Such licenses shall contain such terms and conditions as the Minister shall consider appropriate in each case, including the licensee’s financial, technical,

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260952

working and general obligations, the manner in which such obligations are to be carried out and the supervision and control thereof by the Minister, the description and the extent of the area of operations, and the period for which the license is granted.

The rights and duties pertaining to each kind of petroleum operation shall be determined by Regulations and each license shall specify such particular rights, in conformity with this Act and the Regulations, as relate to that license.

Regulations may be made so as to determine the procedure whereby the several items mentioned in section 16(a) shall, at the time of the termination or expiry of a license, revert gratuitously to the State.

Regulations may provide for the safety and health of persons engaged on installations concerned with petroleum operations in submarine areas and in particular may provide for—

(a)           the registration and certification of such installations;

(b)           the imposition of duties on owners and licensees to ensure inter alia that there is in respect of such installations—

(i)            a valid certificate of insurance;

(ii)           a duly appointed master;

(iii)          equipment prescribed by such Regulations.

Regulations made by the President under this section shall be subject to negative resolution of Parliament.

Such Regulations may contain provisions for imposing on any person contravening the Regulations or the Rules made thereunder, a fine recoverable on summary conviction of fifteen thousand dollars in respect of each offence and, in the case of a continuing offence, a further fine of three hundred dollars for each day during which the offence continues after conviction therefor.

*           *           *

Petroleum Taxes Act, Chapter 75:04 - Act No. 22 of 1974

Section 25A. - In computing supplemental petroleum tax, an allowance equal in amount to the royalty including overriding royalty paid by virtue of a license or sub-license granted or issued under the Petroleum Act on crude oil in respect of which gross income is derived, is deductible from that gross income.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260953

[…]

Second Schedule - Supplementary Provisions about Production Business, Refinery Business and Marketing Business

COMPUTATION OF PROFITS

[…]

Section. 6C. (1) There shall be allowed for the purpose of ascertaining the taxable profits the deduction of all out-goings and expenses as are wholly and exclusively incurred during the year in the production of the profits or gains.

(2) There shall also be allowed as a deduction in ascertaining the taxable profits -

(a) any levy paid in accordance with the Petroleum Production Levy and Subsidy Act 1974;

(b) supplemental petroleum tax and supplemental refining tax paid under this Act.

*           *           *

Petroleum Regulations (GN5/1970)

FINANCIAL OBLIGATIONS

Section 55. - The licensee’s financial obligations towards the Treasury shall consist, where applicable, of minimum payment, rent, royalty, petroleum impost, corporation tax and other payments and each license shall contain the specified obligations pertaining thereto.

[…]

ROYALTY

Section 61. - Every Exploration and Production (Public Petroleum Rights) Licensee shall pay a royalty at a rate to be stipulated in the license on the net petroleum won and saved from the licensed area.

The basis for determining the value of petroleum for the purposes of calculating royalty payments in cash shall be arrived at by agreement between the Minister and the licensee on terms specified in the license by adopting the criteria specified in regulations 66 to 69 inclusive.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260954

BRAZIL

Constitution

Art.- 20. The following are property of the Union:

Paragraph 1 - In accordance with the law, the participation in the results of the exploitation of petroleum or natural gas, hydro resources for the purpose of generation of electric power and other mineral resources in the respective territory, continental shelf, territorial sea or exclusive economic zone, or financial compensation for the exploitation thereof, is assured to the states, the Federal District and the municipalities, as well as to agencies of the direct administration of the Union.

*           *           *

Law no. 9.478/97

Art. 45 - The concession contract must dispose on the following government take, foreseen in the bidding announcement:

I - signature bonus;

II - royalties;

III - special participation;

IV - fees for the occupation or retention of area.

Paragraph 1 - The governmental participations foreseen in items II and IV must be obligatory.

Paragraph 2 - The revenues derived from the government participations as defined in the caption of this article, to be allocated to entities of the federal public administration, according to the provisions of this Law, must be kept in the Federal Government Single Account, until they are destined to the respective programs.

Paragraph 3 - The financial surplus balance from the entities of the federal public administration referred to in the previous paragraph, settled in balance sheet of each fiscal year, must be transferred to the National Treasury.

*           *           *

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260955

Decree No. 2,705, of August 3, 1998

Establishes government participation calculation and collection guidelines set forth in Law No. 9,478, of August 6, 1997, applicable to the activities of exploration, development and production of crude oil and natural gas among other provisions.

THE PRESIDENT OF THE REPUBLIC, pursuant to the privileges established by Article 84, IV and VI of the Federal Constitution and within the provisions of Section VI, Chapter V of Law No. 9,478, of August 6, 1997,

DECREES:

CHAPTER I

PRELIMINARY PROVISIONS

Article 1 - The activities of exploration, development and production of oil and natural gas, exercised through concession agreements executed in accordance with Law No. 9,478, of August 6, 1997, are subject to the payment of the following government participation:

I.	signature bonus;

II.	royalties;

III.	special participation;

IV.	payment for occupation or retention of area.

Article 2 -  The assessment, payment and sanctions for a default or delay related to the government participation, owed by the concessionaires of the activities of exploration, development and production of oil and natural gas, will be governed by this Decree.

Sole Paragraph. The National Petroleum Agency - The ANP shall define, in the respective agreements, the penalties that will be applied in accordance with the current legislation, to the concessionaires in case of default or delay in paying the government participation.

CHAPTER II

TECHNICAL DEFINITIONS

Article 3 -  Without prejudice to those definitions of Section II, of Chapter III of Law 9,478, of 1997, the following technical definitions are established in order to apply the provisions of this Decree:

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260956

I. Standard Measurement Condition: condition in which the absolute pressure is 0.101325 MPa (one hundred and one thousand, three hundred and twenty-five millionesimals of Megapascal) and the temperature is 20ºC (twenty degrees Celsius);

II. Start-up Production Date: the date of the first volume measurement of oil or natural gas for each field at one of the respective measurement production points from which the concessionaire shall assume the ownership of the inspected production volume, and being subject to the payment of taxes and the respective legal and contractual participation;

III. government participation: payments to be made by the concessionaires for the activities of exploration and production of crude oil and natural gas, in accordance with Articles 45 to 51 of Law No. 9,478, of 1997 and of this Decree;

IV. Production Measurement Points: points to be mandatorily defined in the Development Plan of each field, proposed by the concessionaire and approved by the ANP, in the terms of the Concession Agreement, where the volumetric measurement of the crude oil or natural gas produced in such field will be carried on, expressed in metric units of volume adopted by the ANP and using the standard condition of measurement, and where the concessionaire shall assume the ownership of the respective supervised production volumes, and being subject to the payment of applicable taxes and the respective legal and contractual participation;

V. Reference Price: price by unit of volume, expressed in Brazilian currency, for the crude oil, natural gas or condensate produced in each field, to be determined by the ANP, according to the provisions of Articles 8 and 9 of this Decree;

VI. Production: set of coordinated operations for the extraction of crude oil or natural gas from a deposit and preparation for its transportation, according to the terms set forth in item XVI, Article 6, of Law No. 9,478 of 1997, or, further, crude oil or natural gas volume extracted during the production, pursuant to the provisions of the text, in each case;

VII. Gross Income from the Production: corresponding to each field of a given concession area, the total commercial value of the inspected production volumes, assessed according to the reference price of crude oil and natural gas produced;

VIII. Production Net Revenue: corresponding to each field of a given concession area, the gross revenue of the production deducting the corresponding amount of the royalties, exploration investments, operational costs, depreciation and taxes directly related to the field operations, that have been actually disbursed during the concession agreement term, until it is assessed, and which have been determined according to the ANP rules;

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260957

IX. Equivalent Crude Oil Volume: the crude oil volume in cubic meters which, in the standard measurement condition, has the same amount of energy, as a given volume of crude oil and natural gas. This amount of energy is calculated based on the high calorific power of the crude oil and natural gas, provided that, to determine the respective equivalent crude oil volume for fields which produce only natural gas, the amount of forty thousand mega joules per cubic meter for the high calorific power of the crude oil shall be adopted;

X. Inspected Production Volume: the sum of the amount of crude oil or natural gas related to each field, expressed in the metric volume units adopted by the ANP, which have been effectively measured at the Production Measurement Point, subject to the technical corrections referred to in Article 5 of this Decree;

XI. Total Production Volume: sum of all and any amounts of crude oil and natural gas extracted from each field monthly, expressed in the metric volume units adopted by the ANP, including the amounts of crude oil and natural gas lost under the concessionaire’s responsibility; the amounts of crude oil and natural gas used in the execution of operations in the same field and the amounts of natural gas burned through flares instead of through commercial operations, and excluding only the amounts of natural gas reinjected in the reserve and the amounts of natural gas burned through flares, for safety reasons or for a proven operational need, as long as this burn is of a reasonable quantity, compatible with the usual practices of the oil industry, and being previously approved by the ANP or later justified by a written notice to the ANP within 48 hours from its occurrence.

CHAPTER III

PRODUCTION VOLUME MEASUREMENT

Article 4 - From the Start-up Production Date of each field, the volume and the quality of the crude oil and natural gas produced shall be regularly determined by the concessionaire at its own account and risk, at the Production Measurement Points, by using measurement methods, equipment and instruments mentioned in the respective Development Plan, and following the specific rules of the ANP regarding:

I.	the measurement regularity;

II.	the procedures to be used for the measurement of the produced volumes;

III.	the periodicity of the gauging, testing and calibrating of the equipment used;

IV.
the measures to be adopted for correcting the measurements and their respective records, to determine the exact quantity of crude oil or natural gas effectively received by the concessionaire, notwithstanding any document

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260958

previously issued, including the measurement bulletins and the monthly production bulletins captioned in Articles 5 and 6 of this Decree.

Article 5 - From the Start-up Production Date of each field, the concessionaire shall always keep measurement bulletins of the crude oil and natural gas produced in this field, in a complete and accurate manner, containing the outflows and the accumulated production.

Article 6 - By the 15th (fifteenth) day of each month, counted from the month following the month in which occurred the Start-up Production Date for each field, the concessionaire shall provide the ANP with a monthly production bulletin for such field, specifying the volumes of crude oil and natural gas effectively produced and received during the previous month, the amounts consumed in the operations during such period, and the accumulated production of such field until the date of the report.

Sole Paragraph. The bulletins referred to in this Article shall be prepared in accordance with the measurement bulletins and shall be subject to the amendments provided for in item IV of Article 4 of this Decree.

CHAPTER IV

REFERENCE PRICES

Article 7 - The reference price to be applied monthly to the produced crude oil in each field during the corresponding month, expressed in R$ (Reals) per cubic meter, at the Standard Measurement Condition, shall be equal to the crude oil weighted average of the concessionaire’s sale prices, at a fair market price, or at its minimum price established by the ANP, whichever is greater.

Paragraph 1. The sale prices mentioned in this Article shall be free of taxes applied on sales, and in the case of crude oil shipped, shall be free on board.

Paragraph 2. By the 15th (fifteenth) day of each month, from the month following the month in which occurred the Start-up Production Date for each field, the concessionaire shall inform the ANP of the amounts sold, the sale prices of the crude oil produced in the field during the preceding month and the weighted average value referred to in this Article.

Paragraph 3. The concessionaire, whenever requested by the ANP, shall present the documents that support the amounts and the prices of the crude oil sold.

Paragraph 4. The sale prices of the crude oil, when set forth in a foreign currency, shall be converted into Brazilian currency by the monthly average of the

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260959

official daily exchange rates for the purchase of foreign currency, set by the Central Bank of Brazil, for the month in which the sale has occurred.

Paragraph 5. The minimum price of the crude oil extracted in each field shall be set by the ANP according to a monthly average value of the standard aggregate of up to four types of similar crude oils quoted on the international market, according to this Article.

Paragraph 6. Within a minimum of 20 (twenty) days prior to the Start-up Production Date of each field, and based on the results of physical-chemical analysis of the crude oil to be produced, performed within internationally approved standards and at its own account and risk, the concessionaire shall indicate up to four types of crude oils quoted on the international market, with similar physical-chemical characteristics and being competitive with the crude oil to be produced, as well as provide the ANP with the technical information that determines the quality and type of such crude oil, including the filling-out of a specific form to be supplied by the ANP.

Paragraph 7. Within 10 (ten) days after the date the information referred to in the previous paragraph is received, the ANP shall approve the types of crude oil indicated by the concessionaire to constitute the standard aggregate or propose its replacement by others that it deems more representative of the market value for the crude oil to be produced.

Paragraph 8. Whenever it deems necessary, the ANP may request a new analysis of the physical-chemical characteristics of the produced crude oil,  to be performed by the concessionaire at its own account and risk, as well as the supply of the technical information set forth in Paragraph 6 of this Article.

Paragraph 9. The ANP shall issue, every month, a summary of the minimum price of the crude oil extracted from each field in the previous month, including the updates related to the variations of the international prices of the crude oil types which constitute the respective standard aggregate and which occurred in the preceding month and eventual revisions in the formation of the standard aggregate, resulting from the inapplicability of the crude oil types originally selected.

Paragraph 10. The international prices of the crude oil types which constitute the standard aggregate, will be converted into Brazilian currency by the monthly average of the official daily exchange rates for the purchase of foreign currency, set by the Central Bank of Brazil, for the month prior to the issuing of the minimum price summary.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260960

Paragraph 11. If the concessionaire does not provide the ANP with the information referred in paragraphs 2 and 6 of this Article, the ANP shall set the reference price for the crude oil, according to its own criteria.

Article 8 - The Reference Price applied monthly to the natural gas produced during such month, in each field of a concession area, expressed in R$ (Reals) per thousand cubic meters, at the Standard Measurement Condition, shall be equal to the weighted average of the sale prices of the natural gas, free of the taxes applied to the sales, agreed upon in the supply agreements executed between the concessionaire and the purchasers of the natural gas produced in the concession area, deducting the tariffs related to the transport of natural gas until the purchasers’ delivery points.

Paragraph 1. Until the 15th (fifteenth) day of each month, from the month 6 following the month in which occurred the first Start-up Production Date of natural gas in the concession area, the concessionaire shall inform the ANP of the amount of the sales, sale prices, the shipping tariffs of the produced natural gas and the calculated value of the Reference Price of the natural gas.

Paragraph 2. The natural gas shipment tariffs referred in this article, as well as the calculations used to establish them, shall be provided to the ANP by the concessionaires that produce natural gas and expressly included in the sale contract.

Paragraph 3. The sale prices of the natural gas or the shipment tariffs mentioned in this Article, when expressed in foreign currency, will be converted into Brazilian currency by the monthly average of the official daily exchange rates for the purchase of foreign currency, set by the Central Bank of Brazil, for the month in which the sale has occurred.

Paragraph 4. In the absence of sale agreements for the natural gas produced in the concession area, if the concessionaire fails to provide all the information requested by the ANP to determine the reference price of the natural gas, or when the presented sale prices and shipment tariffs do not reflect the normal domestic market conditions, the ANP shall determine the reference price for the natural gas according to its own criteria.

CHAPTER V

SIGNATURE BONUS

[…]

CHAPTER VI

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260961

ROYALTIES

Article 11 - The royalties established in item II, Article 45 of Law No. 9,478, of 1997, constitutes the financial compensation to be paid monthly by the concessionaires of exploration and production of crude oil and natural gas, related to each field, beginning in the month of the respective Start-up Production Date, no deductions allowed.

Article 12 - The value of the royalties to be paid monthly in relation to a field, shall be determined by multiplying the equivalent to ten per cent of the total production volume of crude oil and natural gas of the field during such month, by its respective reference prices, established in Chapter IV of this Decree.

Paragraph 1. The ANP may, in the bid notice for a determined block, reduce the percentage of ten per cent defined in this Article to a minimum of five per cent of the total production volume, considering geological risks, production expectations and other factors pertinent to the block.

Paragraph 2. The percentage of the total production volume to be adopted for the calculation of the royalties to be paid for each field under the concession agreement, shall be included in the concession agreement, based on the terms of this Article.

Article 13 - In case of fields extending for two or more concession areas, where different concessionaires operate, the agreement executed among the concessionaires for the unitization of the production, as established in Article 27 of Law No. 9,478, of 1997, shall define each concessionaire's share in the payment of royalties.

Article 14 -The value of the royalties provided for in the concession agreement, corresponding to the minimum amount of 5 (five per cent) of the production, shall be distributed according to the provisions of Law No. 7,990, of December 28, 1989.

Article 15 - The value of the royalties provided for in the concession agreement, which exceeds the minimum amount of 5 (five) per cent of the production, shall be distributed in accordance with Article 49, of Law 9,478, of 1997.

Paragraph 1. The value of the royalties referred to in this Article, shall be distributed to the producing States and Municipalities bordering on the continental shelf, where the production takes place, according to fixed percentages, respectively, in sub items a and b, of Item II, Article 49 of Law No. 9,478, of 1997.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260962

Paragraph 2. For purposes of this Decree, States and Municipalities bordering on the continental shelf where the production takes place are those bordering the maritime area, delimited by the projection lines of their respective territorial limits to the boundary of the continental shelf, where the producing field of crude oil and natural gas is located.

Paragraph 3. For purposes of the definition of the projection lines from the territorial limits of the States and Municipalities up to the boundary of the continental shelf, the provisions of Articles 1 and 5, of Decree No. 93,189 of August 29,1986 shall be adopted.

Article 16 - The percentage of the value of the royalties established in sub item a, item II, Article 49, of Law No. 9,478, of 1997, to be distributed to the bordering producing State, shall be applied to the royalties that exceed 5 (five) per cent of the production of each field located between the projection lines of the State’s territorial limit up to the boundary of the continental shelf.

Sole Paragraph. In case 2 (two) or more States are bordering on the same field, to each State shall be allocated the value of the royalties that exceeds 5 (five) per cent of the production of the field, which shall be calculated, proportionally to the area of the field which is located between the projection lines of the bordering State’s territorial limits, provided that the percentage referred herein shall be applied only to such part.

Article 17 - The percentage of the value of the royalties established in sub item b, item II, Article 49, of Law No. 9,478, of 1997, to be distributed to the bordering producing Municipality, shall be applied to the value of the royalties that exceed 5 (five) per cent of the production of each field located between the projection lines of the Municipality’s territorial limits up to the boundary of the continental shelf.

Paragraph 1. The percentage referred to herein shall be applied only to the royalties that exceed 5 (five) per cent of the production of the field allocated to the State to which the Municipality belongs.

Paragraph 2. If 2 (two) or more Municipalities within the same State are bordering on the same field, the percentage referred to in this Article shall be applied only once on the value of the royalties that exceed 5 (five) per cent of the production of the field associated with the State, provided that this calculated value shall be divided among the Municipalities, according to the provisions of the following paragraph.

Paragraph 3. The amount owed to each Municipality shall be obtained by multiplying the result, according to the previous paragraph, by the quotient formed by the area of the field, located inside the projection lines of its territorial

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260963

limits, and the sum of the areas of the field, located inside the projection lines of the territorial limits of all the Municipalities bordering on the same field, belonging to the same State.

Article 18 - The value of the royalties shall be calculated monthly by each concessionaire, related to each field, from the month in which occurs the Start-up Production Date of the field, and shall be paid in Brazilian currency by the last business day of the month following the month of its calculation, provided that the concessionaire shall send to the ANP a demonstrative report of the calculations, in a standard form provided by the ANP, with documents certifying the payment, before the fifth business day after the payment.

Article 19 -  At its sole discretion, whenever it deems necessary, the ANP may request documents from the concessionaire proving the truth of the information provided in the calculation report.

Article 20 -  The funds resulting from the payment of royalties shall be distributed by the National Treasury Secretariat – “STN”, of the Ministry of Finance, in accordance with the terms of Law No. 9,478, of 1997, and of this Decree, and based on the calculation of the amounts owed to each beneficiary, provided by the ANP.

[…]

CHAPTER XI

FINAL PROVISIONS

Article 35. The funds resulting from the payment of the royalties and special participation, shall be distributed by the STN, by the terms of Law No. 9,478, of 1997 and of this Decree, based on the calculations of the amounts owed to each beneficiary, provided by the ANP and, in the cases of States and Municipalities, the funds shall be deposited into specific bank accounts owned by such beneficiaries, at the Banco do Brasil S.A.

Article 36. The Ministry of Finance, the Ministry of Mines and Energy and the ANP will issue additional rules and instructions necessary for the effective implementation of the provisions of this Decree.

Article 37. This Decree is effective upon the date of its publication.

Brasilia, August 3, 1998, 177th of the Independence and 110th of the Republic.

Fernando Henrique Cardoso

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260964

Pedro Malan

Raimundo de Brito

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260965

LIBYA

Petroleum Law No. 25/1955

Article 13 - Fees, Rents ands Royalties

1. The concession holder shall in respect of each concession granted hereunder pay the following fees, rents and royalties:

(a) An initial fee of 100 Libyan Dinars per 100 square kilometres or pro rata for part thereof of the concession area upon the grant of the concession.

(b) An annual surface rent per 100 square kilometres or pro rata for part thereof of the concession area held as follows:

i.
for concessions located within the First and Second Zones, ten Libyan Dinars for each of the first eight years, twenty Libyan Dinars for each of the next seven years, provided that if at any time during this period of fifteen years Petroleum is found in commercial quantities the annual rent shall immediately increase to 2500 Libyan Dinars for the remainder of the said period and a pro rata proportion of this increased rent shall be payable in respect of the year in which the find occurs.

ii.
for concessions located within the Third and Fourth Zones, five Libyan Dinars for each of the next seven years, provided that if at any time during this period of fifteen years Petroleum is found in commercial quantities the annual rent shall immediately increase to 2500 Libyan Dinars for the remainder of the said period and a pro rata proportion of this increased rent shall be payable in respect of the year in which the find occurs.

iii.	3500 Libyan Dinars for each of the five years from the expiry of the fifteenth years from the granting of the concession.

iv.	5000 Libyan Dinars for each year thereafter.

(c) A royalty of l6.67% of the value of the total field production of all natural gasoline recovered by the concession holder from the concession area and of all petroleum (excluding natural gas) won and saved into field storage freed of water and foreign substances after deduction of the quantities of any petroleum, petroleum products and natural gasoline used in the SPLAJ by the concession holder in the course of his operations hereunder.

The value of crude oil for royalty purposes shall be calculated on the basis of the posted price as defined in article 14 (5) hereof.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260966

The value of natural gasoline and of petroleum other than crude oil for royalty purposes shall be calculated in a manner to be agreed upon from time to time between the Secretariat of Petroleum and the concession holder.

(d) A Royalty of 16.67% of the sale price less any cost of transport from the Wellhead paid by the concession holder and not recovered from the purchaser in respect of natural gas derived from the concession area and sold by the concession holder for delivery in the SPLAJ.

(e) A royalty of 16.67% of the value of natural gas derived from the concession area and exported by the concession holder, the value of the natural gas for this purpose being the same price after deducting any handling charges, duties and imposts and the costs of transport from the Wellhead paid by the concession holder and not recovered from the purchase.

2. The Secretariat of petroleum shall be entitled by notice in writing to the concession holder of not less than three months to take in kind the whole or part of the royalty stipulated in this article and due in any complete year. Any petroleum, or natural gasoline to which the Secretariat petroleum becomes entitle by virtue of the exercise of the right shall be delivered by the concession holder F.O.B. Seaboard Terminal in the SPLAJ.

3. Sums payable by way of royalty in respect of any year from a concession area shall be reduced by the amount paid as surface rent in respect of that year, provide that in no case shall the amount of rent pay be less than LD 2005 per 100 square kilometres of pro rata for part thereof.

Article 14- Taxation and Division of Profits

1.      The concession holder shall pay such income tax and other taxes and imposts as are payable under the Laws of the SPLAJ, but shall not be subject to any form of taxation whether Government or Municipal or other exaction of such nature as to render him liable to taxation or other dues not payable by persons in general operating in the SPLAJ other than fees, royalties and surface rents made payable under this Law:-

Provided however that:-

(a) If in respect of any complete year from and after the effective date as hereinafter defined the total amount of the fees, rents and royalties except 16.67% of the value of crude oil exported as herein defined, payable under this Law and income tax and other direct taxes for which a concession holder is liable in respect of his operations and income there from under all petroleum concessions held by him in the SPLAJ falls short of 65% of his profits* as hereinafter defined for that complete year the concession holder shall pay to the Secretariat of Petroleum such

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260967

sum by way of surtax as will make the total of his payments equal to 65% of the profits aforesaid.

(b) If in respect of any complete year from and after the effective date the total amount of the fees, rents and royalties except 16.67% of the value of crude oil exported, as herein defined, payable by the concession holder under this Law and income tax and other direct taxes for which a concession holder is liable as aforesaid exceeds 65% of the said profits of the concession holder during that complete year, he shall be entitled to deduct such excess from the income tax, surtax and other direct taxes payable in that year or following years.

(c) For purposes of paragraph (1), (2) and (9) of this article, “16.67% of the value of the crude oil exported“ shall mean: 16.67% of the value calculated on the basis of the applicable posted prices of crude oil exported by the concession holder in any such complete year and on which royalty is payable by the concession holder in that year.

(d) For purposes of this law, crude oil sold by the concession holder from export from the SPLAJ (which term “for export” as used herein includes exported before or after sale) shall be deemed to be crude oil exported by the concession holder. With respect to crude oil taken in kind by the Libyan Government under this law being in payment by the concession holder in whole or in part of the royalty stipulated in this law, such crude oil exported by the concession holder if such crude oil is delivered to the Libyan Government by the concession holder for export.

2. In applying this article:-

 “Complete year” means the financial year of the concession holder. The first year, however, shall include the period from the effective date to the end of the financial year of the concession holder and the last year shall include the period from the beginning of the financial year of the concession holder to the termination of the concession.

 “Effective date” means the date on which the concession holder first commences regular exports in commercial quantities or regular exports in commercial quantities or regular sales in commercial quantities of petroleum derived from any of his concessions in the SPLAJ.

 “Profits” for the purposes of paragraph (1) (a) and (1) (b) mean in respect of any complete year after the effective date the income resulting to the concession holder from his operations in the SPLAJ after deducting the following items (a) and (b) in so far as they are fairly, properly and necessarily attributable to the operations of the concession holder in the SPLAJ, and item (c).

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260968

(a) Operating expenses and overheads the details of which are defined in Regulations excluding the fees, rents, royalties and income tax and other direct taxes referred to in (1) (a) and (1) (b) above.

(b) Depreciation of all physical assets in the SPLAJ at the rate of 10% per annum and amortisation of all other capital expenditure in the SPLAJ at the rate of 5% per annum until such assets and expenditure are fully written off. The unamortised balance of the costs of physical assets permanently put out of use may be deducted in the year when such assets are scrapped or sold.

(c) 16.67% of the value of the crude oil exported, as defined in paragraph (1)(c) above.

3.      Exploration and prospecting expenses, intangible drilling costs, as defined by Regulations but only to the extent that such expenses and costs are not incidental to the procurement or installation of physical assets, and the costs of drilling wells not productive of petroleum in commercial quantities may in respect of expenditure incurred after the effective date, be deducted in the year in which the expenditure is incurred under paragraph (2) (a) of this Article or may be capitalised and amortised as provided in paragraphs (2) (b) of this Article. The concession holder may either deduct or capitalise each such classification of expenditure. The election once made is final and binding for all time unless the Secretariat of Petroleum in special cases agrees otherwise. Expenditure capitalised under this paragraph and attributable to areas surrendered under paragraph (1) of Article 10 of this Law may be deducted in the year of surrender in so far as not already amortised.

4.      Nothing in this Article shall be taken as permitting the deduction under paragraph (2) (a) or (b) of this Article of the following items of expenses in determining the profits for the purpose of paragraphs (1) (a) and (1) (b).

i.	Penalties paid under Article 22 of this Law or any sum forfeited to the Secretariat of Petroleum under article 11 (3) of this Law.

ii.	Foreign taxation paid on income determined from sources within the SPLAJ.

iii.	Interest or other consideration paid or suffered by the concession holder in respect of the financing of his operations in the SPLAJ.

iv.	Expenditure incurred in relation to the organising and initiation of petroleum operations in the SPLAJ.

5.      In applying this Article:-

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260969

“Income resulting from the operations of the concession holder in the SPLAJ means:

a) In relation to crude oil exported by the concession holder from the SPLAJ; gross receipts realized by the concession holder from such export.

b) In relation to other operations of the concession holder in the SPLAJ the income to be ascertained in a manner to be agreed between the concession holder and the Secretariat of Petroleum.

The value of petroleum and natural gasoline taken in kind under article 13 hereof shall be deemed to form part of such income.

 “Posted price” means the price f.o.b. Seaboard Terminal for Libyan crude oil of the gravity and quality concerned at by reference to free market prices for individual commercial sales of full cargos and in accordance with the procedure to be agreed between the concession holder and the Secretariat of Petroleum or if there is no free market for commercial sales of full cargos of Libyan crude oil then posted price shall mean a fair price fixed by agreement between the concession holder the Secretariat of Petroleum or in default of agreement by arbitration having regard to the posted prices of crude oil of similar quality and gravity in other free markets with necessary adjustments for freight and insurance.

6.      Where in respect of any complete year after the effective date the total of the deductions allowed under paragraph (2) of this article for the determination of profits exceeds the income in respect of that year before taking the said deductions the resulting excess shall be carried forward and as far as may be deducted from the profits of subsequent complete years up to a maximum of 10 years.

7.      A permit or concession holder who participates in joint operations in connection with such permit or concession may, in respect of such operations, report his rateable proportion of income there from and his permitted expenses there in and make all permitted elections independently of the other person or persons participating in the joint operations, provided that one or more of the persons in the joint operations in carrying out the other independent operations in the SPLAJ under this Law. Income and permitted expenses so reported may be consolidated with those in respect of other operations being carried out by him in the SPLAJ under this Law.

8.      In computing profits as herein defined sound and consistent accounting practises usual in the petroleum industry shall be employed. Where more than one such accounting practise prevails the Secretariat of Petroleum shall decide which practise is to be applied by the concession holder.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260970

9.      As soon as practicable after the end of each complete year referred to above and in any event not later than four months after the end of each complete year the concession holder shall submit to the Secretariat of Petroleum accounts showing that year’s profits as defined in this Article. Simultaneously with the submission of the accounts the concession holder shall pay to the Secretariat of Petroleum a sum which together with any fees, rents, royalties except 16.67% of the value of crude oil exported, as herein defined, and direct taxes already paid for the year equals 65% of the profits shown by the said accounts. This payment shall be treated by the Secretariat of Petroleum as a payment on account of future income tax and surtax.

If when the actual amounts of income tax and surtax payable have been finally determined the payment on account is less than the total of the income tax and surtax payable, the concession holder shall pay the balance forthwith.

*           *           *

General People’s Committee Decision No. 394 of 2007 Regulating the Obtaining of Tax Receipt for CIT and Royalty

Receipt of Tax Payment

The Directorate General of Companies Accounting of General People's Secretariat of Treasury certifies that the corporate income tax and royalties due by (..................................), address (.......................................), under the exploration and production sharing agreement dated ..../...../....., have been paid by the National Oil Corporation to the Public Treasury in accordance with the Petroleum Law No. 25 of 1955 as amended in name and on behalf of (........................) amount of ………………. Libyan diners as royalty and amount of ………………as corporate tax for the period of 01/01/.................. to 31/12/…………………..”

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260971

Exhibit B

Please see Schedule 1.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260972

SCHEDULE I

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FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260973

SCHEDULE I

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FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260974

SCHEDULE I

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FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260975

SCHEDULE I

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FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260976

SCHEDULE I

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FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260977

SCHEDULE I

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FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260978

SCHEDULE I

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FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260979

SCHEDULE I

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FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260980

SCHEDULE I

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FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260981

SCHEDULE I

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FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260982

SCHEDULE I

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FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260983

SCHEDULE I

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FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260984

SCHEDULE I

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FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260985

SCHEDULE I

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FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260986

SCHEDULE I

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FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260987

SCHEDULE I

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FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260988

SCHEDULE I
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FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260989

SCHEDULE I

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FOIA CONFIDENTIAL TREATMENT REQUESTED BY REPSOL YPF, S.A. 05260990

SCHEDULE I

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